                                                                    Exhibit 99.1


RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

This restated Management's Discussion and Analysis of Operating Results and Financial Condition ("MD&A") should be read in conjunction with the restated interim consolidated financial statements of Kinross for the period ended March 31, 2004. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross' restated audited financial statements for the year ended December 31, 2003 included in the financial statements for the year ended December 31, 2004 filed with securities regulatory authorities in all provinces of Canada for additional details. The audited financial statements are available on the Company's website www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided annually as a note to the financial statements. All amounts expressed herein are in U.S. dollars unless otherwise stated. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three months ended March 31, 2004, as well as our outlook.

As discussed herein, this MD&A has been amended at November 18, 2005 to give effect to the restatement as described in "Restatement" below and in "Restatement" in Note 2 of the restated consolidated financial statements for the three months ended March 31, 2004. Apart from revisions resulting from the restatement, this MD&A does not reflect events subsequent to March 31, 2004.

OVERVIEW

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with: the acquisition of mining interests; exploration and development of mining interests; mining and processing of gold and silver; regulatory and environmental compliance and general and administrative functions. The prices of gold and silver are subject to a multitude of variables outside of the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost effective producer. This discussion is based on issues, which the Company can control, and references to the Company's progress in meeting its primary objective for 2004 of producing between 1.70 and 1.75 million ounces of gold equivalent.

On January 31, 2003, the Company combined its operations with those of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). This transaction is fully described in the December 31, 2003 financial statements, the accompanying notes and the annual MD&A. As a result, comparative numbers for the first quarter of 2003 include only two months of operations of the mines acquired from the combination. This transaction had a material impact on the Company's operations and its balance sheet rendering comparisons rather meaningless except in the discussion of the operations of each mine.

RESTATEMENT

Following comments from, and discussions with, regulatory authorities, Kinross has restated its consolidated financial statements for the year ended December 31, 2003 and interim consolidated financial statements in 2004 and the comparable periods in 2003, as described in Note 2 to the financial statements. Changes were made to the purchase price allocation, allocation of goodwill to reporting units and subsequent impairment testing of the assets and liabilities acquired in the TVX and Echo Bay transaction on January 31, 2003. The interim consolidated financial statements for 2004 have also been restated for changes to the accounting of hedging relationships. Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting.

RESULTS SUMMARY

------------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended March 31,
------------------------------------------------------------------------------------------------------------------------
Summary of First Quarter Consolidated Results                              2004            2003        Change (a)
------------------------------------------------------------------------------------------------------------------------
Attributable gold equivalent production - ounces                             397,011              326,812         21%
Revenues (millions)                                                    $       154.8        $       117.0         32%
Net earnings (loss) for the period (millions)                          $         6.2        $       (15.0)        nm
Net earnings (loss) attributable to common shareholders (millions)     $         6.2        $       (17.1)        nm
Basic and diluted earnings (loss) per share                            $        0.02        $       (0.07)        nm

------------------------------------------------------------------------------------------------------------------------

(a) "nm" refers to not meaningful.

The Company's share of attributable gold equivalent production for the first quarter of 2004 was 397,011 ounces, an increase of 21% over the 326,812 gold equivalent ounces produced in the corresponding period in 2003. The principal reason for the increase is that the first quarter of 2003 includes only two months of operations for the mines acquired in the TVX and Echo Bay combinations.

Revenue from gold and silver sales in the first quarter of 2004 was $154.8 million compared to $117.0 million in first quarter of 2003, an increase of 32%. The Company sold 374,126 ounces of gold in the quarter at an average realized price of $400 per ounce while the average spot gold price for the quarter was $408 per ounce. This compares to 330,022 ounces of gold sold in the first quarter of 2003 at an average realized price per ounce of gold of $342 per ounce ($352 per ounce average spot price). There is discussion later concerning the Company's hedge(1) position, which causes the difference between the realized price and the average spot price for gold.

Cash flow provided from operating activities for the quarter was $15.0 million in 2004 compared to $16.0 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales and decreased due to an increase in working capital requirements. Two significant factors in the use of cash were: $12.9 million related to winter road resupply purchases at Kubaka and Lupin; and $13.6 million of reduction in accrued liabilities due to payments associated with the completion of the settlement agreement regarding TVX Hellas.

Net earnings for the quarter was $6.2 million or $0.02 per share compared to a net loss of $15.0 million (a net loss of $17.1 million or $0.07 per share after the convertible debenture impact) for the first quarter of 2003. The net loss for the first quarter of 2003 has been restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement increased the net loss attributable to common shareholders for the first quarter of 2003 by $0.8 million to $17.1 million and increased the basic and diluted loss per share by $0.01 to $0.07. The bottom line improvement in the first quarter of 2004 was principally due to higher production levels coupled with higher gold selling prices.

The Company's first quarter plan called for gold equivalent production of 389,800 ounces. The actual results for the quarter exceeded plan.

Due to poor economic performance, Kinross Management and our joint venture partner, High River Gold, have made the decision to suspend all underground mine development work. Mining and milling of developed ore will continue until late in the third quarter of 2004.

----------
(1) The use of the word "hedge" or "hedging" throughout the MD&A refers to an economic hedge, which is not necessarily a hedge from a financial statement perspective as defined in Accounting Guideline 13, "Hedging Relationships".

OPERATING RESULTS

SEGMENT EARNINGS (LOSS)

-------------------------------------------------------------------------------
in US$ millions                  Three months ended
                                       March 31,             2004 VS 2003
                                --------------------
                                  2004       2003 (a)      Change      Change %
-------------------------------------------------------------------------------
OPERATING SEGMENTS
Fort Knox                       $ 5.7        $ (1.2)       $ 6.9           nm
Paracatu                          2.5           0.4          2.1         525%
Round Mountain                    8.2          (0.6)         8.8           nm
Porcupine Joint Venture           1.4          (0.4)         1.8           nm
La Coipa                          2.4          (0.5)         2.9           nm
Crixas                            3.4           0.7          2.7         386%
Musselwhite                      (1.1)         (2.0)         0.9         (45%)
Kubaka (b)                        2.2           2.7         (0.5)        (19%)
Other operations (c)             (2.2)         (5.6)         3.4         (61%)
CORPORATE & OTHER               (13.1)         (8.2)        (4.9)         60%
-------------------------------------------------------------------------------
Segment earnings (loss)         $ 9.4       $ (14.7)      $ 24.1           nm
-------------------------------------------------------------------------------


(a) Segment earning (loss) for the three months ended March 31, 2003 include only 2 months of operating and financial results for the mines acquired in the TVX/Echo Bay transaction.
(b) Segment earnings (loss) for 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003, and 100% thereafter).
(c) Other operations include Kettle River, Refugio, Lupin and New Britannia. Segment earnings (loss) for 2003 included the Company's portion of financial results of Lupin and Kettle River at 100% and New Britannia at 50% since February 1, 2003.

OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - U.S.A

-----------------------------------------------------------------------------------------------------
                                                 Three months ended
                                                      March 31,                    2004 VS 2003
                                               -----------------------
                                                 2004           2003          Change        Change %
-----------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's)                        3,216.2        3,069.4          146.8             5%
Grade (grams/tonne)                                0.91           1.11          (0.20)          (18%)
Recovery (%)                                        81%            83%            (2%)           (2%)
Gold equivalent ounces produced                  75,980         91,214        (15,234)          (17%)

FINANCIAL DATA (in US$ millions)
Revenues                                         $ 35.8         $ 33.2          $ 2.6             8%
Cost of sales (a)                                  22.7           23.7           (1.0)           (4%)
Accretion                                           0.3            0.3             --             0%
Depreciation, depletion and amortization            7.1           10.0           (2.9)          (29%)
-----------------------------------------------------------------------------------------------------
                                                    5.7           (0.8)           6.5             nm
Exploration                                          --            0.4           (0.4)         (100%)
-----------------------------------------------------------------------------------------------------
Segment earnings (loss)                           $ 5.7         $ (1.2)         $ 6.9             nm
-----------------------------------------------------------------------------------------------------

(a) Cost of sales excludes accretion, depreciation and amortization.

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox. Gold equivalent production in the first quarter of 2004 was down compared to the first quarter of 2003. The decrease was due to the change in the mine plan. Management has decided to suspend mining of the True North mine for several months this year and use the True North mining fleet to complete the next phase of the tailings dam lift at Fort Knox rather than rely on more expensive third party contractors. This will result in decreased production for the full year 2004 compared to 2003. The Company's plan for 2004 is for gold production of 340,000 ounces.

Revenues increased largely due to a higher realized gold price. During the first half of the year the mill feed grades were lower due to the mining sequence at Fort Knox and the deferral of True North Mining to the second half of 2004. Mill feed grades are expected to increase in the second half of the year due to improved grade at Fort Knox and the resumption of mining at True North. During the first half of 2004 gold production is expected to be approximately 145,000 ounces, increasing to approximately 195,000 ounces in the second half of the year. Costs are expected to decrease quarter over quarter as the waste mining efforts shift to the Fort Knox Mine expansion program. This expansion is of a capital nature and as a result major pit expansion will take place over the next several years, releasing approximately 1 million ounces of gold.

During 2003, exploration was conducted within the Fort Knox pit, at the True North Mine, on the Gil project and at Ryan Lode. Results from the Fort Knox in-pit work confirmed sufficient continuity of the mineralized zones to justify a major pit wall layback at an assumed gold price of $325 per ounce. This major layback is comprised of a three-year, approximately $60.0 million capital expenditure program mostly in the form of stripping to liberate ore to prolong the economic life of the Fort Knox mine. The 2004 capital budget totals $39.0 million. In the first quarter of 2004, $7.2 million was spent - $4.7 million for mine development, $1.0 million on the tailings dam with the balance spent on new equipment or equipment rebuilds.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - U.S.A

----------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended
                                                                             March 31,                    2004 VS 2003
                                                                     -------------------------
                                                                         2004        2003 (a)        Change        Change %
----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)                                          17,434.0        9,080.6        8,353.4            92%
Grade (grams/tonne)                                                       0.53           0.65          (0.12)          (18%)
Recovery (%)                                                               66%            66%             0%             0%
Gold equivalent ounces produced                                         94,984         64,034         30,950            48%

FINANCIAL DATA (in US$ millions)
Revenues                                                                $ 36.8         $ 21.3         $ 15.5            73%
Cost of sales (c)                                                         17.6           13.8            3.8            28%
Accretion                                                                  0.5            0.3            0.2            67%
Depreciation, depletion and amortization                                  10.5            7.6            2.9            38%
----------------------------------------------------------------------------------------------------------------------------
                                                                           8.2           (0.4)           8.6             nm
Exploration                                                                0.1            0.2           (0.1)          (50%)
Other                                                                     (0.1)            --           (0.1)            nm
----------------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)                                                  $ 8.2         $ (0.6)         $ 8.8             nm
----------------------------------------------------------------------------------------------------------------------------

(a) 2003 results are for the period February through March only.
(b) Tonnes processed represent 100% of mine production.
(c) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003. The Company's share of production of 94,984 ounces for the first quarter of 2004 was 48% higher than the 64,034 ounces produced during the corresponding period in 2003 (two months only). Production levels exceeded plan by 9%. Revenue increased by 73% as a result of the increase in ounces produced and sold, and due to higher realized gold prices.

Due to the failure of an electrical transformer in the last half of 2003, the Company's focus was on accelerating the placement of ore on the dedicated leach pads to offset crushing and milling limitations and to stockpile higher grade ore. Once the mine was back operating efficiently, the stockpiled ore was processed in the first quarter of 2004 at levels exceeding plan. Cost of sales increased 28% due to increased number of tonnes processed and higher production. However costs, on a per ounce basis, decreased in the first quarter of 2004 compared to the first quarter of 2003.

Management's expectations for the full year are for the production of 367,000 ounces.

Capital expenditures during the quarter were $1.8 million with total year planned expenditures of $8.1 million (the Company's share). Capital expenditures during the first quarter of 2004 were incurred primarily on leach pad expansions and capitalized exploration on the Gold Hill deposit.

PORCUPINE JOINT VENTURE (49% INTEREST, PLACER DOME 51%, OPERATOR) - CANADA

----------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended
                                                                              March 31,                    2004 VS 2003
                                                                      ------------------------
                                                                         2004           2003          Change        Change %
----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)                                             983.6          986.7           (3.1)           (0%)
Grade (grams/tonne)                                                       3.65           3.34           0.31             9%
Recovery (%)                                                               92%            92%             0%             0%
Gold equivalent ounces produced                                         51,867         47,580          4,287             9%

FINANCIAL DATA (in US$ millions)
Revenues                                                                $ 20.4         $ 18.2          $ 2.2            12%
Cost of sales (b)                                                         12.6           13.6           (1.0)           (7%)
Accretion                                                                  0.2            0.1            0.1           100%
Depreciation, depletion and amortization                                   5.4            4.6            0.8            17%
----------------------------------------------------------------------------------------------------------------------------
                                                                           2.2           (0.1)           2.3             nm
Exploration                                                                0.8            0.3            0.5           167%
----------------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)                                                  $ 1.4         $ (0.4)         $ 1.8             nm
----------------------------------------------------------------------------------------------------------------------------

(a) Tonnes processed represent 100% of mine production.
(b) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. combining each company's gold mining operations in the Porcupine district of Timmins, Ontario. The Company's share of gold production in the first quarter of 2004 was 51,867 ounces, an increase of 9% over the 47,580 ounces produced in the first quarter of 2003. The production increase was due principally to higher underground grades being processed. Revenues increased due to the higher production and increased realized gold prices.

Cost of sales decreased by 7% as the impact of higher grade and improved operating efficiencies more than offset the approximately 15% appreciation of the Canadian dollar, compared to the United States dollar, quarter-over-quarter. Results to date are essentially on plan with the expectation of producing 200,000 ounces to the Company's account.

The Company and its partner plan an aggressive spending program for 2004 focusing on expanding reserves through the development of the Pamour project and the Hoyle Pond development. The Company's share of capital expenditures is estimated at $28.7 million for 2004. In the first quarter, the Company's share of capital expenditures was $2.3 million, which is less than the $4.5 million planned as certain spending was deferred until later in 2004.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA

----------------------------------------------------------------------------------------------------------------------------
                                                                          Three months ended
                                                                               March 31,                    2004 VS 2003
                                                                      -------------------------
                                                                         2004         2003 (a)        Change        Change %
----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)                                             218.0          220.0           (2.0)           (1%)
Grade (grams/tonne)                                                       4.30           6.23          (1.93)          (31%)
Recovery (%)                                                               97%            97%             0%             0%
Gold equivalent ounces produced                                         29,259         30,050           (791)           (3%)

FINANCIAL DATA (in US$ millions)
Revenues                                                                $ 12.0         $ 11.5          $ 0.5             4%
Cost of sales (c)                                                          7.7            5.4            2.3            43%
Accretion                                                                  0.1           (0.1)           0.2             nm
Depreciation, depletion and amortization                                   1.7            3.1           (1.4)          (45%)
----------------------------------------------------------------------------------------------------------------------------
                                                                           2.5            3.1           (0.6)          (19%)
Exploration                                                                0.1            0.2           (0.1)          (50%)
Other                                                                      0.2            0.2             --             0%
----------------------------------------------------------------------------------------------------------------------------
Segment earnings                                                         $ 2.2          $ 2.7         $ (0.5)          (19%)
----------------------------------------------------------------------------------------------------------------------------

(a) 54.7% ownership interest to February 28, 2003, 98.1% thereafter.
(b) Tonnes processed represent 100% of mine production.
(c) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company completed its acquisition of a further 43.44% of the mining operation in 2003 to bring its ownership to 98.1%. The transaction closed on February 28, 2003 so the comparative results include the Company's 54.7% share for the first two months of 2003 and its 98.1% ownership for the first quarter of 2004.

The Company's 98.1% share of gold equivalent production was 29,259 ounces for the first quarter of 2004, a decrease of 3% from the first quarter of 2003. Despite the lower production, revenues were up by 4% as a result of higher realized gold prices.

Mining activities at the Kubaka pit ceased in October 2002 and the processing of lower grade stockpiles commenced, along with additional exploration drilling to further define mineralization at the Birkachan and Tsokol deposits. Production in the first quarter of 2004 was 4% above plan at the expected cost.

Pre-stripping of the Birkachan pit continued during the first quarter of 2004, and the first ore is expected to be mined in May 2004. This initially mined ore and future ore will be placed in a stockpile. The all season road connecting the Birkachan deposit to the Kubaka processing facility is expected to be completed by the third quarter of 2004. Transportation of ore from the Birkachan mine to the Kubaka mill is planned to begin in the fourth quarter of 2004. Current plans indicate that an eight-week shut-down of the Kubaka mill during the third quarter of 2004 will reduce the over-all operating cost profile and will improve the annual cash flow of the mine. This eight-week suspension will allow for more efficient operations of the mill in the fourth quarter of 2004, and will eliminate over-time related labour costs associated with vacations. Spending for the first half of 2004 is expected to be slightly higher than the second half of the year. With the addition of the high grade Birkachan ore, the mill feed grade will increase in the second half of the year, resulting in gold production increases. Gold production for the first half of 2004 is expected to be approximately 60,000 ounces of gold equivalent, increasing to approximately 73,000 ounces in the second half of the year.

The Company plans capital expenditures of $11.2 million in 2004 principally to develop the Birkachan test pit and commence underground exploration of the Tsokol vein. In the first quarter of 2004, the Company spent $4.5 million compared to plan of $5.7 million primarily related to the pre-strip and construction at Birkachan and the tailings expansion program.

PARACATU (ALSO KNOWN AS BRASILIA - 49% OWNERSHIP, RIO TINTO 51%, OPERATOR) - BRAZIL

----------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended
                                                                             March 31,                    2004 VS 2003
                                                                     --------------------------
                                                                        2004         2003 (a)        Change        Change %
----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)                                           4,498.6        3,101.5        1,397.1            45%
Grade (grams/tonne)                                                       0.45           0.46          (0.01)           (2%)
Recovery (%)                                                               76%            77%            (1%)           (1%)
Gold equivalent ounces produced                                         24,340         16,958          7,382            44%

FINANCIAL DATA (in US$ millions)
Revenues                                                                 $ 9.5          $ 5.8          $ 3.7            64%
Cost of sales (c)                                                          4.5            3.6            0.9            25%
Accretion                                                                  0.1            0.1             --             0%
Depreciation, depletion and amortization                                   2.4            1.7            0.7            41%
----------------------------------------------------------------------------------------------------------------------------
Segment earnings                                                         $ 2.5          $ 0.4          $ 2.1           525%
----------------------------------------------------------------------------------------------------------------------------

(a) 2003 results are for the period February through March only.
(b) Tonnes processed represent 100% of mine production.
(c) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 24,340 ounces compared to 16,958 ounces for the corresponding period in 2003 (two months only), a 44% increase. Plant throughput and production during the quarter was lower than budget due to harder ore being processed while recovery was negatively impacted by higher arsenic content in the ore. Notwithstanding these issues, management considers the 2004 plan of 95,000 ounces produced to the Company's account achievable. Revenues increased by 64% quarter-over-quarter due to the increased production and higher realized gold prices.

The Company plans capital expenditures of $13.1 million in 2004 (its share) centred on expansion of the mine's output. In the first quarter of 2004, $0.7 million was spent which was well below the budgeted amount of $5.6 million mainly due to the delay in completion of the semi-autogenous grinding ("SAG") mill feasibility study ($2.7 million), which is now forecasted to be completed in the second quarter of 2004.

LA COIPA (50% OWNERSHIP, PLACER DOME 50%, OPERATOR) - CHILE

----------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended
                                                                             March 31,                    2004 VS 2003
                                                                      -------------------------
                                                                        2004         2003 (a)        Change        Change %
----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)                                           1,593.0        1,039.0          554.0            53%
Grade (grams/tonne)                                                       1.38           1.09           0.29            27%
Recovery (%)                                                               82%            87%            (5%)           (6%)
Gold equivalent ounces produced                                         40,549         23,923         16,626            69%

FINANCIAL DATA (in US$ millions)
Revenues                                                                $ 15.8         $ 10.6          $ 5.2            49%
Cost of sales (c)                                                          8.3            8.3             --             0%
Accretion                                                                  0.1            0.1             --             0%
Depreciation, depletion and amortization                                   5.0            2.6            2.4            92%
----------------------------------------------------------------------------------------------------------------------------
                                                                           2.4           (0.4)           2.8             nm
Exploration                                                                 --            0.1           (0.1)         (100%)
----------------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)                                                  $ 2.4         $ (0.5)         $ 2.9             nm
----------------------------------------------------------------------------------------------------------------------------

(a) 2003  results are for the period  February  through  March only.
(b) Tonnes processed  represent  100% of  mine  production.
(c) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 40,549 ounces compared to 23,923 ounces for the corresponding period in 2003 (two months only), an increase of 69%. Production levels were 18% ahead of plan for the quarter while cost of sales, on a per ounce basis, were below plan. Gold production was higher than plan due mainly to changes in the mine plan, notably a change in sequencing of ore from Phase Three at Coipa Norte rather than Phase Five. Gold production was also positively impacted by the lower gold to silver ratio (61.1:1 for the first quarter of 2004 compared to 74.8:1 for all of 2003). While the higher production resulted in lower costs on a per ounce basis management expects this to increase throughout the year with the mining of more in-pit waste rock than in 2003. The full year 2004 production budget of 145,000 gold equivalent ounces expected to be reached.

During the first quarter of 2004, the Company's share of capital expenditures was $0.3 million with nominal spending required for the balance of the year 2004.

CRIXAS (50% OWNERSHIP, ANGLOGOLD 50%, OPERATOR) - BRAZIL

----------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended
                                                                               March 31,                    2004 VS 2003
                                                                       ------------------------
                                                                         2004         2003 (a)        Change        Change %
----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)                                             183.0          123.0           60.0            49%
Grade (grams/tonne)                                                       7.90           8.25          (0.35)           (4%)
Recovery (%)                                                               96%            96%             0%             0%
Gold equivalent ounces produced                                         22,511         15,604          6,907            44%

FINANCIAL DATA (in US$ millions)
Revenues                                                                 $ 9.5          $ 5.6          $ 3.9            70%
Cost of sales (c)                                                          3.0            2.5            0.5            20%
Accretion                                                                   --             --             --             0%
Depreciation, depletion and amortization                                   3.0            2.3            0.7            30%
----------------------------------------------------------------------------------------------------------------------------
                                                                           3.5            0.8            2.7           338%
Exploration                                                                0.1            0.1             --             0%
----------------------------------------------------------------------------------------------------------------------------
Segment earnings                                                         $ 3.4          $ 0.7          $ 2.7           386%
----------------------------------------------------------------------------------------------------------------------------

(a) 2003 results are for the period February through March only.
(b) Tonnes processed represent 100% of mine production.
(c) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Crixas underground mine, located in the state of Goias, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 22,511 ounces compared to 15,604 ounces for the corresponding period last year (two months only). Revenues were up because of the increased production and higher realized gold prices. Production was 4% ahead of plan as recoveries and plant throughput were better than expected, however this was offset by the impact of the strengthening of the Brazilian real in relation to the U.S. dollar. Haulage costs also increased over 2003 as mining continued at depth. Management considers the 2004 target of producing 94,000 ounces to the Company's account achievable.

The Company's share of capital expenditures in the first quarter of 2004 was $0.7 million spent mostly on ore development and equipment replacement. Total capital expenditures for the full year 2004 are budgeted at $3.3 million (the Company's share).

MUSSELWHITE (31.93% OWNERSHIP, PLACER DOME 68.07%, OPERATOR) - CANADA

----------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended
                                                                              March 31,                    2004 VS 2003
                                                                      ------------------------
                                                                        2004         2003 (a)        Change        Change %
----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)                                             364.0          191.7          172.3            90%
Grade (grams/tonne)                                                       4.96           5.05          (0.09)           (2%)
Recovery (%)                                                               95%            95%             0%             0%
Gold equivalent ounces produced                                         17,549          9,475          8,074            85%

FINANCIAL DATA (in US$ millions)
Revenues                                                                 $ 8.0          $ 2.9          $ 5.1           176%
Cost of sales (c)                                                          5.6            2.8            2.8           100%
Accretion                                                                   --             --             --             0%
Depreciation, depletion and amortization                                   2.9            1.7            1.2            71%
----------------------------------------------------------------------------------------------------------------------------
                                                                          (0.5)          (1.6)           1.1           (69%)
Exploration                                                                0.6            0.4            0.2            50%
----------------------------------------------------------------------------------------------------------------------------
Segment loss                                                            $ (1.1)        $ (2.0)         $ 0.9           (45%)
----------------------------------------------------------------------------------------------------------------------------

(a) 2003 results are for the period February through March only.
(b) Tonnes processed represent 100% of mine production.
(c) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 17,549 ounces compared to 9,475 ounces for the corresponding period last year (two months only). Increased mill throughput in the quarter more than offset the lower grades. Cost of sales increased due to the increase in the number of ounces produced and sold, but also due to the appreciation of the Canadian dollar, against the U.S. dollar. While production was slightly below plan, costs were higher than plan again largely due to the strengthening of the Canadian dollar against the U.S. dollar. The Joint Venture management considers the full year 2004 budget of producing 75,000 ounces achievable. Higher grade ore is expected beginning the second quarter of 2004 and will continue into the fourth quarter of 2004, which will help reduce costs, on a per ounce basis.

During the first quarter of 2004, the Company's share of capital expenditures was $0.4 million with full year 2004 capital expenditures expected to be $3.7 million (the Company's share).

OTHER OPERATING SEGMENTS

New Britannia (50% ownership and operator) - Canada

The Company operates and owns a 50% interest in The New Britannia mine, located in northern Manitoba, Canada, acquired in the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 6,707 ounces compared to 7,460 ounces for the corresponding period last year (two months only).

The ore grade at the mine continues to adversely affect the sites ability to operate economically. Various options for the site are being reviewed with the preferred operating strategy being to stop underground development and mine the developed ore over the next four months after which the mine will shut down and enter reclamation and closure. As a result, management has revised downward its 2004 production levels to 16,500 ounces from the planned 34,000 ounces. It is expected, however, that the mine will generate positive cash flow until closure.

The New Britannia mine team has done an outstanding job of operating the mine over the last 10 years. The mine produced approximately 100,000 ounces of gold above original expectations. The New Britannia Mine earned the prestigious John
T. Ryan Safety award, given to the safest underground mine in Canada. The Team earned this award not once but five times over the course of ten years, the Regional Trophy three times for the Prairies and Northwest Territories Region and the Canada Trophy two times, the latest award was earned in 2003.

There are no capital expenditures planned for 2004.

Lupin (100% ownership and operator) - Canada

The Company operates the Lupin underground mine, located in the Nunavut Territory, Canada, acquired in the combination with Echo Bay on January 31, 2003. In August 2003, the Company announced the immediate suspension of operations at Lupin due to the poor economic performance of the operation over a protracted period of time. The plant and equipment was placed on care and maintenance pending a review of alternatives for the mine. This review concluded that the development of a mine plan to extract the shaft and crown pillars and previously developed remnant ore is appropriate. Accordingly, the mine recommenced production on March 3, 2004 and produced 5,187 gold equivalent ounces. Management expects that the mine will meet its target for 2004 of producing 79,000 gold equivalent ounces.

A total of $2.6 million was spent to restart the operation and to buy additional equipment needed to meet the revised operating plan. There is no further capital spending requirements in 2004.

Kettle River (100% ownership and operator) - U.S.A.

Kettle River, located in the state of Washington, U.S.A., recommenced operations in late December 2003. During the first quarter of 2004, the mine produced 25,347 gold equivalent ounces. Production for the first quarter was essentially to plan despite more challenging ground conditions than expected. Ground support activities are now almost complete. Mill throughput was ahead of plan by 9% reflecting an efficient operation that is essential for the processing of ore from the Buckhorn Mountain mine, which will be acquired upon the close of the Crown Resources Corporation ("Crown") transaction.

Management is confident that the 2004 budget of 100,000 ounces produced will be met. In order to meet the objectives, $1.5 million in capital spending is required primarily for the refurbishment of equipment.

Refugio (50% ownership and operator) - Chile

The Company and joint venture partner Bema Gold Corporation announced in 2003 plans to recommence production at the Refugio mine in late 2004. Capital expenditures associated with the recommencement of operations are expected to be approximately $53 million. During the first quarter of 2004, activities were focused on engineering, procurement and design of the expanded processing plant. Once complete in the fourth quarter of 2004 the Refugio mine will be capable of producing approximately 115,000 to 130,000 ounces of gold equivalent per annum to the Company's share.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $38.7 million during the first quarter 2004 compared to $32.5 million in 2003. Depreciation, depletion and amortization increased in 2004 when compared to 2003 since the results of operations for the first quarter of 2003 included only two months of the depreciation, depletion and amortization for the assets acquired from TVX and Echo Bay.

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenses incurred during the first quarter of 2004 was $3.5 million, compared with $6.2 million in 2003. Planned exploration and business development expenditures for the first quarter of 2004 was $6.0 million. Exploration and business development activities were lower than planned as certain projects that were planned to begin in the first quarter were delayed until the second quarter. The costs pertaining to these activities will increase during the remaining quarters to compensate for the lower than planned first quarter spending.

The Company plans to spend a minimum of $20.0 million on its exploration program in order to replace and increase reserves at existing mines and increase reserves at development projects.

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative costs include the costs incurred at two corporate offices located in Toronto and Reno. There are two leases associated with the Toronto office, which expire in 2005 and in 2007 while the Reno office lease expires in 2006. General and administrative expenses totaled $6.9 million in the first quarter of 2004 compared to $5.8 million in 2003.

The 2004 first quarter general and administrative expenses are higher than the 2003 comparative expenses partially due to the adoption of CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments". During the first quarter ended March 31, 2004, the Company recorded compensatory expense of $0.5 million relating to stock options and restricted stock units previously granted over the respective vesting periods. All stock options granted since January 1, 2002 until December 31, 2003 have been recorded as a charge to opening retained earnings upon adoption and prior period results have not been restated. As a result of the adoption of CICA Handbook Section 3870, the Company has increased its planned general and administrative spending in 2004 to $23.0 million.

OTHER INCOME - NET

----------------------------------------------------------------------------------------------------------------------------
in US$ millions                                                          Three months ended
                                                                              March 31,                    2004 VS 2003
                                                                     -------------------------
                                                                         2004           2003          Change        Change %
----------------------------------------------------------------------------------------------------------------------------
Interest and other income                                                $ 1.8          $ 1.0          $ 0.8            80%
Non-hedge derivative (loss) gain                                          (0.8)           2.1           (2.9)            nm
Interest expense on long-term liabilities                                 (0.6)          (1.1)           0.5           (45%)
Foreign exchange loss                                                     (2.5)          (0.7)          (1.8)          257%
----------------------------------------------------------------------------------------------------------------------------
Total other income                                                      $ (2.1)         $ 1.3         $ (3.4)            nm
----------------------------------------------------------------------------------------------------------------------------

Interest expense

Interest expense totaled $0.6 million during the first quarter of 2004, compared to $1.1 million in 2003. Interest expense in 2004 is comprised of $0.1 million relating to interest on the Kubaka project loans, $0.3 million of interest on the Industrial Revenue Bonds and the Fort Knox capital leases and $0.2 million on other items. Interest expense is expected to remain low for the remainder of 2004, as the Company has repaid the Industrial Revenue Bonds and the only plan to increase current debt levels is through the addition of $16.0 million of capital leases for the Refugio mining fleet.

Non-hedge derivative (loss) gain

Premiums received at the inception of written call options are recorded as a liability and changes in the fair value of the liability are recognized in the current period. During the quarter, the Company recorded an increased to the liability on call options sold of $0.8 million compared to a decrease to the liability of $2.1 million in 2003.

Foreign exchange loss

During the first quarter of 2004 the Company recorded a net loss on foreign currency translation and transactions of $2.5 million compared to net losses in 2003 of $0.7 million.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income.

The foreign exchange risks facing the Company and the impact of changes in the currencies in which the Company conducts its operations in relation to the U.S. dollar are discussed in the "Risk Analysis" section of the MD&A for the year ended December 31, 2003.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The 2004 first quarter liability arose from income taxes in Russia, Brazil, Chile (La Coipa mine) and federal large corporations tax and provincial mining taxes in Canada. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax.

BALANCE SHEET

Key items and statistics are highlighted below (in millions of U.S. dollars).

------------------------------------------------------------------------------
                                                            AS AT:
                                             ---------------------------------
                                                March 31,         December 31,
                                                  2004                 2003
------------------------------------------------------------------------------

Unrestricted cash & equivalents               $    217.6          $    245.8
Current assets                                $    380.2          $    402.3
Total assets                                  $  1,755.9          $  1,795.4
Current liabilities                           $    110.1          $    150.5
Total debt (a)                                $     20.5          $     45.7
Total liabilities (b)                         $    365.4          $    412.1
Shareholders' equity                          $  1,390.5          $  1,382.4
------------------------------------------------------------------------------
Statistics
Working capital                               $    270.1          $    251.8
Working capital ratio (c)                          3.45x               2.67x
------------------------------------------------------------------------------

(a) Includes long-term debt plus the current portion thereof and preferred shares.
(b) Includes preferred shares and non-controlling interest.
(c) Current assets divided by current liabilities.

During 2003, the Company completed a number of material transactions that significantly improved its balance sheet. These events are fully described in the year ended December 31, 2003 MD&A. During the first quarter of 2004, unrestricted cash and equivalents decreased by $28.2 million. The changes in cash are fully described in the liquidity section that follows. The balance sheet has improved over the quarter as working capital increased, while debt and other obligations decreased.

LIQUIDITY AND CAPITAL RESOURCES

The Company is highly liquid. During the first quarter of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority. The Company is essentially debt free.

Cash flow provided from operating activities for the quarter was $15.0 million in 2004 compared to $16.0 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales offset by an increase in working capital requirements. Two significant factors in the use of cash were: $12.9 million related to winter road resupply purchases at Kubaka and Lupin; and $13.6 million of reduction in accrued liabilities due to payments associated with the completion of the settlement agreement regarding TVX Hellas.

CAPITAL ADDITIONS

The Company plans to spend $165.0 million on additions to property, plant and equipment as fully described in the December 31, 2003 MD&A. This is a significant increase over the $73.4 million spent in 2003. Management believes that, with the price of gold in the $400 range, it is the correct time to upgrade and expand its mining operations.

In the first quarter of 2004, $19.8 million was spent on additions to property, plant and equipment. In the section, "Operations", the expenditures per mine are detailed.

LIQUIDITY OUTLOOK

In the Company's 2003 year-end MD&A the following details were provided of the major uses of cash for 2004 outside of operating activities. These were:

============================================================ ===================
                                               FULL YEAR       FIRST QUARTER
                                               2004 PLAN        2004 - SPENT
------------------------------------------------------------ -------------------

Site Restoration                            $        19.2          $       1.7
Exploration and business development                 20.0                  3.5
Property, plant and equipment additions             165.0                 19.8
------------------------------------------------------------ -------------------
                                            $       204.2          $      25.0
============================================================ ===================

At the end of the first quarter, the Company continues to plan for the above expenditures for the full year. It is expected that all of the $204.2 million will be paid for from cash flow provided from operating activities.

COMMITMENTS

As at March 31, 2004, the Company does not have any material monetary commitments other than the planned spending described above and its obligations under its hedge program as discussed later in this MD&A.

On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby the Company will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 67 kilometres by road from the Company's Kettle River gold milling facility. On December 16, 2003, Crown reported total proven and probable reserves, at a gold price of $350 per ounce, for the Buckhorn deposit of 2.79 million tonnes grading 11.05 grams per tonnes containing 991,300 ounces of gold.

The current operating plan for Buckhorn contemplates the development of an underground mine and the shipment of ore to the Kettle River mill. This development strategy addresses the major environmental issues identified during prior permitting efforts. The Company has a strong environmental record and believes that by working diligently with federal, state and local agencies as well as other stakeholders, the permitting process, initiated by Crown, can be successfully completed in a timely manner.

The Company has agreed to issue 0.2911 of a common share of the Company for each outstanding common share of Crown. The total common shares to be issued by the Company are approximately 13.6 million. A registration statement covering the issuance of the common shares has been filed with the U.S. Securities and Exchange Commission. It is anticipated that the acquisition of Crown will be completed following the effectiveness of the registration statement and the approval of the transaction by the Crown shareholders. The transaction is anticipated to close in the third quarter of 2004.

HEDGING ACTIVITIES

Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are deferred and recorded in earnings when the underlying hedged transaction is recognized. Gains and losses on the early settlement of gold hedging contracts are recorded as deferred revenue or deferred losses on the balance sheet and included in earnings over the original delivery schedule of the hedged production. Realized and unrealized gains or losses on derivative contracts that do not qualify for hedge accounting are recognized in income in the period incurred.

The  outstanding  number  of  ounces,   average  expected  realized  prices  and
maturities for the gold commodity derivative contracts as at March 31, 2004 are as follows:

================================================================================
YEAR    OUNCES HEDGED   AVERAGE PRICE   CALL OPTIONS SOLD   AVERAGE STRIKE PRICE
--------------------------------------------------------------------------------
2004      107,500         $   280           50,000              $   340
2005       37,500         $   296               --                   --
--------------------------------------------------------------------------------
Total     145,000         $   284           50,000              $   340
================================================================================

At December 31, 2003, the Company had spot deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million, however this loss was not recognized on the consolidated financial statements. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts. During the first quarter of 2004, the Company delivered 30,000 ounces into contracts outstanding at December 31, 2003 at an average price of $269 per ounce leaving 145,000 ounces outstanding at March 31, 2004. The fair value of the gold forward sales and spot deferred forward sales contract, as at March 31, 2004, was $20.5 million, based on a gold price of $424 per ounce. Subsequent to the end of the quarter, the Company delivered a further 20,000 ounces and financially closed out another 90,000 ounces at a cost of $9.6 million. For accounting purposes the portion of the unrealized loss, as determined on December 31, 2003, will remain deferred on the balance sheet and will be recognized into earnings in accordance with the original maturity dates of the contracts.

The remaining 35,000 ounces hedged will be delivered in the second quarter of this year. If the market price of gold is $400 per ounce on the dates the ounces are delivered into the remaining forward sales contracts, the Company would be paid $3.9 million less than if these contracts did not exist. In addition, at March 31, 2004, the Company has 50,000 ounces of written call options outstanding. If the market price of gold is above $340 per ounce upon expiry in June 2004, the Company will be committed to sell 50,000 ounces at $340 per ounce. If the market price of gold is $400 per ounce, the Company would be paid $3.0 million less than if the calls did not exist. The Company does not include these financial instruments in testing for impairment of operating mines, mineral rights and development properties.

The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003 the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$28.4 million at an average exchange rate of
1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During the three months ended March 31, 2004, the Company recognized into earnings $0.4 million of the deferred gain. The remaining deferred gain will be recognized into earnings during the second quarter of 2004 ($0.5 million) and during the first half of 2005 ($0.9 million). Gains from the strengthening of the Canadian dollar against the U.S. dollar since January 1, 2004 have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses in the period incurred.

CRITICAL ACCOUNTING POLICIES

In the annual MD&A for the year 2003, there is a full discussion and description of the critical accounting policies appropriate to the Company. The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. These are fully described in the 2003 annual MD&A.

During the first quarter of 2004, the Company adopted three accounting changes:

1.       Stock-based compensation
2.       Asset retirement obligations
3.       Flow through shares

The description and impact of these changes are described in Note 3 of the accompanying consolidated financial statements for the period ended March 31, 2004, which are included in the Quarterly Report. None of these accounting changes had a material impact on the Company's first quarter 2004 results.

OUTLOOK

In the year end MD&A we discussed the Company's three-pronged strategy:

1. Continue to look for opportunities to enhance the performance of existing assets.
2. Create value by investing in quality projects.
3. Increase value through accretive acquisitions.

During the first quarter of 2004, we were able to exceed budget for production and our expectations with respect to our mine operating costs. This is a result of our continuous improvement program. The first quarter generally is our weakest and we expect production throughput to increase each quarter in 2004. This is expected to bring us to our target of 1.70 to 1.75 million ounces of gold equivalent production for 2004 with costs that are in line with the original budget for the year. Our investments in exploration at our existing operations continue to yield promising results.

In 2003, we announced plans to expand and recommission the Refugio mine and restart the Kettle River operation. The Refugio mine is scheduled to achieve production during the fourth quarter of 2004, while the Kettle River operation reopened in January 2004 and, after some initial start-up issues, is now working efficiently. We continue to plan to spend $165.0 million in capital improvements in 2004 in pursuit of meeting objective number two above.

We continue to look at opportunities to build our Company through accretive acquisitions. It is very important that we remain patient in this endeavour since currently assets are being exchanged at higher than value prices. Opportunities will continue to arise and be evaluated appropriately.

CONSOLIDATED BALANCE SHEETS

(expressed in millions of U.S. dollars) (unaudited)

                                                                      AS AT          AS AT
                                                                    MARCH 31,     DECEMBER 31,
                                                                      2004            2003
                                                                    ----------    ----------
                                                                  Restated (a)    Restated (a)
ASSETS
  Current assets
     Cash and cash equivalents                                      $    217.6    $    245.8
     Restricted cash                                                       1.4           5.1
     Accounts receivable and other assets                                 28.8          42.2
     Inventories                                                         132.4         109.2
                                                                    ----------    ----------
                                                                         380.2         402.3
 Property, plant and equipment                                           991.0       1,010.4
 Goodwill                                                                342.3         342.3
 Long-term investments                                                    16.5           2.1
 Future income and mining taxes                                            1.4           1.5
 Deferred charges and other long-term assets                              24.5          35.9
                                                                     ----------    ----------
                                                                    $  1,755.9    $  1,794.5
                                                                    ==========    ==========

LIABILITIES
 Current liabilities
     Accounts payable and accrued liabilities                       $     83.6    $    101.9
     Current portion of long-term debt                                     4.4          29.4
     Current portion of reclamation and remediation obligations           22.1          19.2
                                                                    ----------    ----------
                                                                         110.1         150.5
 Long-term debt                                                            0.4           0.7
 Reclamation and remediation obligations                                 107.4         111.1
 Future income and mining taxes                                          123.5         126.6
 Other long-term liabilities                                               7.5           6.9
 Redeemable retractable preferred shares                                   2.9           3.0
                                                                    ----------    ----------
                                                                         351.8         398.8
                                                                    ----------    ----------
NON-CONTROLLING INTEREST                                                   0.7           0.7
                                                                    ----------    ----------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                        12.9          12.6
                                                                    ----------    ----------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase warrants               1,784.2       1,783.5
 Contributed surplus                                                      33.7          30.0
 Accumulated deficit                                                    (425.4)       (429.1)
 Cumulative translation adjustments                                       (2.0)         (2.0)
                                                                    ----------    ----------
                                                                       1,390.5       1,382.4
                                                                    ----------    ----------
                                                                    $  1,755.9    $  1,794.5
                                                                    ==========    ==========

TOTAL ISSUED AND OUTSTANDING NUMBER OF COMMON SHARES (MILLIONS)          345.9         345.6
                                                                    ==========    ==========

   The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 2

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of U.S. dollars, except per share amounts) (unaudited) For the three months ended March 31

                                                                                   THREE MONTHS ENDED
                                                                                        MARCH 31,
                                                                                 ----------------------
                                                                                    2004         2003
                                                                                 ---------    ---------
                                                                                Restated (a)  Restated (a)
REVENUE AND OTHER INCOME
   Metal sales                                                                   $   154.8    $   117.0

OPERATING COSTS AND EXPENSE
   Cost of sales (excludes accretion, depreciation,
     depletion and amortization)                                                      92.6         85.3
   Accretion                                                                           2.2          1.8
   Depreciation, depletion and amortization                                           38.7         32.5
                                                                                 ---------    ---------
                                                                                      21.3         (2.6)
   Other operating costs                                                               1.9          0.2
   Exploration and business development                                                3.5          6.2
   General and administrative                                                          6.9          5.8
   Gain on disposal of assets                                                         (0.4)        (0.1)
                                                                                 ---------    ---------
OPERATING EARNINGS (LOSS)                                                              9.4        (14.7)
   Other (expense) income                                                             (2.1)         1.3
                                                                                 ---------    ---------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                                           7.3        (13.4)
   Income and mining taxes expense                                                    (0.9)        (1.4)
   Dividends on convertible preferred shares of subsidiary                            (0.2)        (0.2)
                                                                                 ---------    ---------
NET EARNINGS (LOSS) FOR THE PERIOD                                               $     6.2    $   (15.0)
                                                                                 =========    =========

ATTRIBUTABLE TO COMMON SHAREHOLDERS:
   Net earnings (loss) for the period                                            $     6.2    $   (15.0)
   Increase in equity component of convertible debentures                               --         (2.1)
                                                                                 ---------    ---------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS                          $     6.2    $   (17.1)
                                                                                 =========    =========

EARNINGS (LOSS) PER SHARE
   Basic                                                                         $     0.02   $    (0.07)
   Diluted                                                                       $     0.02   $    (0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (MILLIONS)
   Basic                                                                              345.7        253.1
   Diluted                                                                            346.3        253.1

         The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of U.S. dollars) (unaudited)
For the three months ended March 31

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                      --------------------------
                                                                        2004          2003
                                                                      --------      --------
                                                                     Restated (a)    Restated (a)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Net earnings (loss) for the period                                    $    6.2      $  (15.0)
Items not affecting cash:
   Depreciation, depletion and amortization                               38.7          32.5
   Gain on disposal of assets                                             (0.4)         (0.1)
   Future income and mining taxes                                         (3.1)         (2.1)
   Deferred revenue recognized                                            (0.6)         (0.6)
   Other                                                                   0.7           1.2
   Changes in operating assets and liabilities:
     Accounts receivable and other assets                                 12.7           4.9
     Inventories                                                         (22.5)         (5.9)
     Accounts payable and accrued liabilities                            (16.7)          1.1
                                                                      --------      --------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                              15.0          16.0
                                                                      --------      --------
INVESTING:
   Additions to property, plant and equipment                            (19.8)        (12.8)
   Business acquisitions, net of cash acquired                            --           (81.9)
   Proceeds on sale of marketable securities                               0.3           --
   Long-term investments and other assets                                 (3.8)         (2.8)
   Proceeds from the sale of property, plant and equipment                 0.5           --
   Decrease in restricted cash                                             3.7          31.8
                                                                      --------      --------
CASH FLOW USED IN INVESTING ACTIVITIES                                   (19.1)        (65.7)
                                                                      --------      --------
FINANCING:
   Issuance of common shares                                               1.4           1.8
   Reduction of debt component of convertible debentures                  --            (1.4)
   Repayment of debt                                                     (25.3)         (1.0)
                                                                      --------      --------
CASH FLOW USED IN FINANCING ACTIVITIES                                   (23.9)         (0.6)
                                                                      --------      --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                   (0.2)          2.1
                                                                      --------      --------
DECREASE IN CASH AND CASH EQUIVALENTS                                    (28.2)        (48.2)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           245.8         170.6
                                                                      --------      --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                              $  217.6      $  122.4
                                                                      ========      ========

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
   Interest                                                           $    0.4      $    0.3
   Income taxes                                                       $    1.7      $    1.2

    The accompanying notes are an integral part of these consolidated financial statements


(a) See Note 2

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(expressed in millions of U.S. dollars) (unaudited)
For the three months ended March 31

                                                  COMMON                                               CUMULATIVE
                                                  SHARE      CONTRIBUTED   CONVERTIBLE  ACCUMULATED   TRANSLATION
                                                 CAPITAL       SURPLUS     DEBENTURES     DEFICIT     ADJUSTMENTS      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
                                                                                          Restated (a)
BALANCE, DECEMBER 31, 2002 (RESTATED)           $  1,058.5       $  12.9      $  132.3     $ (773.0)      $ (23.4)   $    407.3
Reduction of stated capital                         (761.4)          --            --         761.4           --            --
Issuance of common shares                          1,301.0           --            --           --            --        1,301.0
Increase in equity component of convertible
  debentures                                           --            --            2.2         (2.1)          --            0.1
Net loss for the period                                --            --            --         (15.0)          --          (15.0)
Cumulative translation adjustments                     --            --            --           --           9.4            9.4
                                                ----------       -------      --------     --------       -------    ----------
BALANCE, MARCH 31, 2003                         $  1,598.1       $  12.9      $  134.5     $  (28.7)      $ (14.0)   $  1,702.8
                                                ==========       =======      ========     ========       =======    ==========

BALANCE, DECEMBER 31, 2003 (RESTATED)           $  1,783.5       $  30.0      $    --      $ (429.1)      $  (2.0)   $  1,382.4
Cumulative effect of recording the fair
  value of stock                                       0.2           2.3           --          (2.5)          --            --
                                                ----------       -------      --------     --------       -------    ----------
BALANCE, JANUARY 1, 2004                           1,783.7          32.3           --        (431.6)         (2.0)      1,382.4
Issuance of common shares                              1.4           --            --           --            --            1.4
Stock-based compensation expense (b)                   --            0.5           --           --            --            0.5
Net earnings for the period                            --            --            --           6.2           --            6.2
Transfer of fair value of expired options             (0.9)          0.9           --           --            --            --
                                                ----------       -------      --------     --------       -------    ----------
BALANCE, MARCH 31, 2004                         $  1,784.2       $  33.7      $    --      $ (425.4)      $  (2.0)   $  1,390.5
                                                ==========       =======      ========     ========       =======    ==========

                      The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 2
(b) Includes stock option and restricted stock unit expense

                            KINROSS GOLD CORPORATION
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       FOR THE THREE MONTHS ENDED MARCH 31
  (millions of U.S. dollars, except per share amounts, unless otherwise stated)

1. BASIS OF PRESENTATION

   The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the restated consolidated financial statements for the year ended December 31, 2003, except for those indicated below.

   The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("CDN GAAP") for annual consolidated financial statements and accordingly should be read in conjunction with the Company's restated financial statements for the year ended December 31, 2003 included in the financial statements for the year ended December 31, 2004, which were filed with all the Canadian securities regulatory agencies on November 30, 2005. In addition, these interim consolidated financial statements include impacts of the restatement as disclosed in Note 2.

   COMPARATIVE FIGURES

   Certain 2003 figures in the accompanying unaudited consolidated financial statements have been reclassified to conform to the 2004 presentation.

2. RESTATEMENT

   PURCHASE PRICE ALLOCATION AND GOODWILL
   On January 31, 2003 the Company acquired 100% of the outstanding shares of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). The consolidated financial statements presented for the year ended December 31, 2003 and the interim periods of 2003 and 2004 have been restated with respect to the accounting for the assets and liabilities acquired by the Company in the TVX and Echo Bay transaction (the "Acquisitions").

   The restatements are based upon independent valuations of the acquired assets as of the acquisition date January 31, 2003 and December 31, 2003, which resulted in: (i) a revision of the allocation of the purchase price to the reserves, resources and certain property acquired in the Acquisitions; (ii) consequential changes in depreciation, depletion and amortization; (iii) a revision of the allocation of goodwill at the acquisition date to reporting assets for purposes of impairment testing; and (iv) a revision of the impairment of assets and goodwill as of December 31, 2003, leading to certain impairments described in detail below. The overall effect of the restatement on the interim consolidated financial statements for the three months ended March 31, 2003 and 2004 and as at December 31, 2003 are summarized as follows:

    (a) Reduction of $183.1 million in goodwill from the $918.0 million initially recorded on the Acquisitions to $736.7 million resulting from an increase in property, plant and equipment and mineral interests, net of related future income tax liabilities;
    (b) Increase in depreciation, depletion and amortization expense of $4.3 million and $6.3 million, respectively;
    (c) Recognition of impairment losses with respect to goodwill and mineral interests of $394.4 million and $10 million, respectively, for the year ended December 31, 2003; and
    (d) Reduction in income taxes related to (b) and (c) above of $11.6 million for the year ended December 31, 2003.

   All  amounts  in  the  accompanying  notes  to  the  consolidated   financial
   statements have been adjusted to give effect to the impact of these restatements.

   ORIGINAL VALUATION METHODOLOGY
   The original valuation of the assets and liabilities acquired in the Acquisitions was undertaken and completed by the Company and included an independent appraisal of plant and equipment. The allocation of the purchase price to the fair value of the assets and liabilities resulted in an excess of the purchase price over the fair value of the identifiable assets of $918 million. This residual was recorded as goodwill. The Company assigned goodwill to the Exploration and Acquisitions and Corporate reporting units, which was not amortized. In making the assignment, the Company reviewed examples of previous applications of purchase accounting in the mining industry and applied Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"), for purposes of Canadian GAAP, and Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), for purposes of U.S. GAAP.

   The allocation of goodwill primarily to the Exploration and Acquisitions reporting unit was intended to represent the increase in value of the Company after the Acquisitions, resulting primarily from the enhancement of the Company's ability to sustain and increase its mineral resources and therefore increase its future production capabilities. The original goodwill impairment testing methodology was based on measuring the Company's success in achieving additions to proven and probable reserves compared to predetermined expected average annual increases over a specified period of time.

   When the Company tested the goodwill for impairment based on its original methodology, it concluded that there was no impairment of goodwill as at December 31, 2003.

   INITIAL REVISION OF ORIGINAL VALUATION METHODOLOGY
   Subsequent to discussions with and comments from regulatory agencies and the Company's further review of applicable accounting guidance, at the end of the third quarter of 2004, the Company revised its allocation of goodwill and impairment testing methodology and reassigned the goodwill originally computed ($918 million) to the significant reporting units acquired in the Acquisitions.

   These reporting units represented the Company's interests in five operating mines and three development properties. The initial revision in the allocation of goodwill to reporting units was based on the premise that goodwill represented a market participant's view as to the potential for discovery of additional mineable ounces of gold from properties or mining rights acquired in the acquisitions in excess of those reflected in the purchase price allocated to identifiable assets, and to the potential for increased revenues as a result of higher realized gold prices. On testing goodwill for impairment, the revised methodology determined fair value of a reporting unit using a net asset value multiple that Kinross concluded a market participant would use in determining fair value. The net asset value was in turn computed based on discounted cash flows over the projected life of each mine in the case of operating mines or in the case of development properties using a per ounce value based on market data.

Using this revised goodwill allocation and impairment testing methodology the Company determined that there was no goodwill or asset impairment as at December 31, 2003. However, based on this goodwill allocation and the Company's negotiations to purchase the remaining 51% of the Paracatu mine, the Company recognized a goodwill impairment charge of $143 million in the three months ended September 30, 2004. As discussed below, this previously recorded impairment charge has been reversed as part of the restatement.

FURTHER REVISION OF VALUATION, ALLOCATION AND IMPAIRMENT METHODOLOGY
In January 2005, following additional comments from regulatory agencies, the Company engaged an independent valuation advisory firm ("the Firm") to provide:
(i) a valuation of the significant assets and liabilities acquired as part of the Acquisitions; (ii) an allocation to the reporting units of the goodwill resulting from the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in the Acquisitions; and (iii) a valuation of the assets and liabilities acquired in the Acquisitions and an assessment of the resulting goodwill for impairment as at December 31, 2003.

The valuation methodology employed by the Firm took into consideration value beyond proven and probable reserves ("VBPP") as defined by the newly issued CICA Emerging Issues Committee ("EIC") Abstract No 152 "Mining Assets - Impairment and Business Combinations" ("EIC-152"). Similar accounting guidance was also issued in the United States. This guidance requires that a mining entity should include VBPP and the effect of anticipated fluctuations in the future price of minerals when allocating the purchase price of a business combination to mining assets acquired and also when testing mining assets for impairment.

The most significant identifiable assets acquired in the Acquisitions were the property, plant and equipment and mineral interests. The original independently appraised values of plant and equipment were maintained. The Firm valued the mineral interests that consisted of: proven and probable reserves; measured and indicated resources and inferred resources as defined under National Instrument 43-101"Standards for disclosure of mineral projects" issued by Canadian Securities Administrators, using a discounted cash flow approach. In addition, the Company acquired land with mineral rights ("exploration properties"), which is the area adjacent and contiguous to existing mines or properties containing reserves, resources or without any identified exploration targets. The exploration properties were valued based on prices paid for similar types of properties in market transactions.

The independent valuation of the significant assets and liabilities acquired in the Acquisitions resulted in a revision to the fair values initially estimated as of the acquisition date and a consequent reduction of goodwill. The independent valuation concluded that the resulting goodwill represented the following:

o The expected ability of the Company to increase its reserves and resources based on its development of the identified exploration targets existing on the properties which were part of the Acquisitions;
o The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) make exploration decisions on the acquired properties and other properties based upon changes in gold prices, including the ability to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties when gold prices increase in the future; and
o The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations of existing mining assets.

The Company accepted the results of the valuation and accordingly revised its impairment testing methodology to ensure consistency with the allocation of purchase price and the related goodwill as determined in the valuation.

In determining the basis of assigning goodwill to reporting units as at the date of acquisition, the expected additional value associated attributable to exploration potential was quantified for each reporting unit based on the specific geological attributes of the mineral property and based on data of market transactions for similar types of properties. The values associated with optionality and going concern value could not be separately computed and accordingly the balance of goodwill was assigned to reporting units using a relative fair value methodology.

IMPAIRMENT TESTING OF LONG-LIVED ASSETS
The Company tested its long-lived assets, including tangible mineral interests and plant and equipment for impairment as at December 31, 2003 and accordingly has reflected in the restated consolidated financial statements impairment charges of $10.0 million as at December 31, 2003. These impairment charges relate to mineral interests and exploration properties.

The Company will reassess long-lived assets for recoverability if production and depletion, changes in reserve estimates, decreases in gold prices or other factors indicate that the carrying value may not be recoverable. Exploration properties are also tested for impairment annually on a fair value basis based on market comparable data. Impairment is recognized in the amount by which the fair value is less than the carrying value.

IMPAIRMENT TESTING OF GOODWILL
In accordance with CICA Section. 3062 and SFAS 142, the Company tested its goodwill for impairment as at December 31, 2003 and has recorded impairment charges of $394.4 for the year ended December 31, 2003, in the restated consolidated financial statements.

The valuations performed at December 31, 2003 computed the fair value of each reporting unit. The fair value of the reporting unit was based on the fair value of the mineral interests computed using a discounted cash flow method and assumptions similar to those used on the acquisition date at January 31, 2003 and included expected additional value based on the expected ability to find additional ore. However, no value could be computed for the optionality and the going concern value, which were contributors to goodwill at January 31, 2003. This inability to directly value optionality and going concern value results primarily from the requirements under Section 3062 and SFAS 142 to allocate goodwill to reporting units, which in the case of mining companies are typically individual mine sites. The Company would have relied on real-option pricing methodology had the models been well enough specified to support reliable fair values. In a single mining operation any going concern value would have to be finite and limited to the life of the mineral that can be extracted economically. However, even if such models had been readily available, empirical evidence suggests that market participants do not perceive significant real-option or going concern value at the mine site level, which are the reporting units for goodwill impairment testing purposes.

In the future, the Company will test goodwill for impairment at least annually, unless all of the following criteria have been met:

(a) The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination.
(b) The most recent, bottom-up fair value determination of fair values for a reporting unit resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin.
(c) Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

In accordance with CICA Section 3062 and SFAS 142, the Company will also be alert for "triggering events" that would indicate the need to test for impairment more frequently than annually. In addition to the triggering events specifically identified in the relevant accounting pronouncement, significant changes in gold prices and changes in the demand for gold would also be considered triggering events.

The Company uses the following methodology to test for goodwill impairment. First, the Company determines the fair value of the reporting unit, which is the sum of the following:

o   Discounted nominal cash flows of reserves and resources.
o   Fair value of exploration properties based on market comparable data.
o Expected additional value from identified exploration targets calculated based on management's estimates of the ounces at such targets at the impairment testing date, corroborated by an analysis of the Company's three-year historical experience with additions to reserves and resources, and prices in market transactions involving properties with similar exploration targets.

IMPACT OF INDEPENDENT VALUATIONS AS AT JANUARY 31, 2003 (ACQUISITION DATE) The following table shows the impact of the revised allocation of the purchase price:

------------------------------------------------------------------------------------------- ------------- -------------
                                                                            AS PREVIOUSLY
                                                                             REPORTED (A)     REVISED        CHANGE
------------------------------------------------------------------------------------------- ------------- -------------
Common shares of Kinross issued to Echo Bay and TVX shareholders            $       177.8    $     177.8   $        --
Value of Kinross common stock per share                                              7.14           7.14            --
------------------------------------------------------------------------------------------- ------------- -------------
Fair value of the Company's common stock issued                             $     1,269.8    $   1,269.8   $        --

Plus - fair value of warrants and options assumed by the Company                     29.3           29.3            --
Plus - direct acquisition costs incurred by the Company                              12.6           12.6            --
Plus - the Company's previous 10.6% ownership interest in Echo Bay                    7.0            7.0            --
------------------------------------------------------------------------------------------- ------------- -------------
Total purchase price                                                        $     1,318.7    $   1,318.7   $        --
Plus - Fair value of liabilities assumed by Kinross
     Accounts payable and accrued liabilities                                        76.7           76.7            --
     Long-term debt, including current portion                                        2.2            2.2            --
     Site restoration cost accruals, including current portion                       63.0           63.0            --
     Future income tax liabilities                                                   52.8          135.9          83.1
     Other long-term liabilities                                                      0.1            0.1            --
     Liability with respect to TVX Newmont JV assets acquired                        94.5           94.5            --
Less - Fair value of assets acquired by Kinross                                                       --
     Cash                                                                           (44.2)         (44.2)           --
     Restricted cash                                                                (21.4)         (21.4)           --
     Marketable securities                                                           (2.4)          (2.4)           --
     Accounts receivable and other assets                                           (22.8)         (22.8)           --
     Inventories                                                                    (47.9)         (47.9)           --
     Property, plant and equipment (b)                                             (213.7)        (168.3)         45.4
     Mineral interests                                                             (283.9)        (593.7)       (309.8)
     Long-term investments and other non-current assets                             (53.7)         (53.7)           --
------------------------------------------------------------------------------------------- ------------- -------------
Residual purchase price allocated to goodwill                               $       918.0    $     736.7   $    (181.3)
------------------------------------------------------------------------------------------- ------------- -------------

(a)     As previously disclosed in 2003 financial statements.
(b)     Reclassification to mineral interests.

IMPACT OF INDEPENDENT VALUATIONS AND IMPAIRMENT TESTING AT DECEMBER 31, 2003 Based on independent valuations as of December 31, 2003 and the impairment testing methodology described above, the Company recorded impairments of long-lived assets of $10.0 million relating to mineral interests and exploration properties and goodwill impairment of $394.4 million for the year ended December 31, 2003. See Note 6 for details of goodwill impairment by reportable segment.

RECLAMATION AND REMEDIATION OBLIGATIONS
The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") sets out new accounting requirements for the recognition, measurement and disclosure of liabilities for asset retirement obligations (reclamation and remediation obligations) and the related asset retirement cost. This new standard is to be applied to fiscal years, which commenced on or after January 1, 2004. The details on the adoption of this standard are described in Note 4 and Note 10. Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively with a restatement of 2003 and 2002 comparative figures. The tables shown below include the impact of this retroactive application of Section 3110. The impact of adoption for the year ended December 31 2003, was an increase in property, plant and equipment by $45.4 million and increased reclamation and remediation obligations by $10.6 million to reflect the fair value of the asset and the related liability. Net loss for the year ended December 31, 2003 decreased by $3.1 million.

FINANCIAL INSTRUMENTS AND HEDGING
Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting. Therefore, the previously financial results were restated to show the related impact. For the three months ended March 31, 2004, the impact of this derecognition was to decrease Accounts receivable and other assets by $1.0 million, increase Cost of sales by $0.2 million and decrease Metal sales by $0.8 million.

IMPACT OF RESTATEMENT ON CONSOLIDATED FINANCIAL STATEMENTS
The effect of the revised valuations, allocation of goodwill and testing of impairment and adoption of Section 3110 on the consolidated balance sheets as of December 31, 2003 and March 31, 2004 and consolidated statement of operations for the three months ended March 31, 2003 and 2004 are shown below:

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2003

================================================================================= =============================
                                                                        AS
                                                                    PREVIOUSLY
                                                                      REPORTED       CHANGE       AS RESTATED
--------------------------------------------------------------------------------- -----------------------------
ASSETS
  Current assets
     Cash and cash equivalents                                     $       245.8   $        --    $      245.8
     Restricted cash                                                         5.1            --             5.1
     Accounts receivable and other assets                                   42.2            --            42.2
     Inventories                                                           109.2            --           109.2
                                                                  --------------- -----------------------------
                                                                           402.3            --           402.3
  Property, plant and equipment                                            782.7         227.7         1,010.4
  Goodwill                                                                 918.0        (575.7)          342.3
  Long-term investments                                                      2.1            --             2.1
  Future income and mining taxes                                             1.5            --             1.5
  Deferred charges and other long-term assets                               35.9            --            35.9
                                                                  --------------- -----------------------------
                                                                   $     2,142.5   $    (348.0)   $    1,794.5
                                                                  =============== =============================
LIABILITIES
  Current liabilities
     Accounts payable and accrued liabilities                      $       101.4   $       0.5    $      101.9
     Current portion of long-term debt                                      29.4            --            29.4
     Current portion of reclamation and remediation obligations             19.2            --            19.2
                                                                  --------------- -----------------------------
                                                                           150.0           0.5           150.5
  Long-term debt                                                             0.7            --             0.7
  Reclamation and remediation obligations                                  100.5          10.6           111.1
  Future income and mining taxes                                            55.6          71.0           126.6
  Other long-term liabilities                                                4.7           2.2             6.9
  Redeemable retractable preferred shares                                    3.0            --             3.0
                                                                  --------------- -----------------------------
                                                                           314.5          84.3           398.8
                                                                  --------------- -----------------------------
NON-CONTROLLING INTEREST                                                     0.7            --             0.7
                                                                  --------------- -----------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                          12.6            --            12.6
                                                                  --------------- -----------------------------
COMMON SHAREHOLDERS' EQUITY                                                                 --
  Common share capital and common share purchase warrants                1,783.5            --         1,783.5
  Contributed surplus                                                       30.0            --            30.0
  Accumulated deficit                                                        3.2        (432.3)         (429.1)
  Cumulative translation adjustments                                        (2.0)           --            (2.0)
                                                                  --------------- -----------------------------
                                                                         1,814.7        (432.3)        1,382.4
                                                                  --------------- -----------------------------
                                                                   $     2,142.5   $    (348.0)   $    1,794.5
================================================================================= =============================

(a) Change in Other Long-term liabilities relates to the reclassification of certain asset retirement related liabilities to the reclamation and remediation obligation.

CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2004

================================================================================= =============================
                                                                        AS
                                                                    PREVIOUSLY
                                                                      REPORTED       CHANGE       AS RESTATED
--------------------------------------------------------------------------------- -----------------------------
ASSETS
  Current assets
     Cash and cash equivalents                                     $       217.6   $        --    $      217.6
     Restricted cash                                                         1.4            --             1.4
     Accounts receivable and other assets                                   30.4          (1.6)           28.8
     Inventories                                                           132.4            --           132.4
                                                                  --------------- -----------------------------
                                                                           381.8          (1.6)          380.2
  Property, plant and equipment                                            774.1         216.9           991.0
  Goodwill                                                                 918.0        (575.7)          342.3
  Long-term investments                                                     16.5            --            16.5
  Future income and mining taxes                                             1.3           0.1             1.4
  Deferred charges and other long-term assets                               24.5            --            24.5
                                                                  --------------- -----------------------------
                                                                   $     2,116.2   $    (360.3)   $    1,755.9
                                                                  =============== =============================
LIABILITIES
  Current liabilities
     Accounts payable and accrued liabilities                      $        84.8   $      (1.2)   $       83.6
     Current portion of long-term debt                                       4.4            --             4.4
     Current portion of reclamation and remediation obligations             22.1            --            22.1
                                                                  --------------- -----------------------------
                                                                           111.3          (1.2)          110.1
  Long-term debt                                                             0.4            --             0.4
  Reclamation and remediation obligations                                  107.4            --           107.4
  Future income and mining taxes                                            54.5          69.0           123.5
  Other long-term liabilities                                                6.4           1.1             7.5
  Redeemable retractable preferred shares                                    2.9            --             2.9
                                                                  --------------- -----------------------------
                                                                           282.9          68.9           351.8
                                                                  --------------- -----------------------------
NON-CONTROLLING INTEREST                                                     0.7            --             0.7
                                                                  --------------- -----------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                          12.9            --            12.9
                                                                  --------------- -----------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants                1,784.0           0.2         1,784.2
  Contributed surplus                                                       32.9           0.8            33.7
  Retained earnings (deficit)                                                4.8        (430.2)         (425.4)
  Cumulative translation adjustments                                        (2.0)           --            (2.0)
                                                                  --------------- -----------------------------
                                                                         1,819.7        (429.2)        1,390.5
                                                                  --------------- -----------------------------
                                                                   $     2,116.2   $    (360.3)   $    1,755.9
================================================================================= =============================

(a) Change in Other Long-term liabilities relates to the reclassification of certain asset retirement related liabilities to the reclamation and remediation obligation.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003

================================================================================= =============================
                                                                        AS
                                                                    PREVIOUSLY
                                                                      REPORTED       CHANGE       AS RESTATED
--------------------------------------------------------------------------------- -----------------------------
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                      $       117.0   $        --    $      117.0

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                               85.5          (0.2)           85.3
  Accretion                                                                  1.8                           1.8
  Depreciation, depletion and amortization                                  28.2           4.3            32.5
                                                                  --------------- -----------------------------
                                                                             1.5          (4.1)           (2.6)
  Other operating costs                                                      0.2            --             0.2
  Exploration and business development                                       6.2            --             6.2
  General and administrative                                                 5.8            --             5.8
  Gain on disposal of assets                                                (0.1)           --            (0.1)
                                                                  --------------- -----------------------------
OPERATING EARNINGS (LOSS)                                                  (10.6)         (4.1)          (14.7)

  Other income, net                                                          1.3            --             1.3
                                                                  --------------- -----------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                                (9.3)         (4.1)          (13.4)
                                                                                            --
  Income and mining taxes recovery (expense)                                (2.5)          1.1            (1.4)
  Dividends on convertible preferred shares of subsidiary                   (0.2)           --            (0.2)
                                                                  --------------- -----------------------------
NET EARNINGS (LOSS)                                                $       (12.0)  $      (3.0)   $      (15.0)
                                                                  =============== =============================

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net earnings (loss)                                              $       (12.0)  $      (3.0)   $      (15.0)
  Increase in equity component of convertible debentures                    (2.1)           --            (2.1)
                                                                  --------------- -----------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS            $       (14.1)  $      (3.0)   $      (17.1)
                                                                  =============== =============================

EARNINGS (LOSS) PER SHARE
  Basic                                                            $       (0.06)  $     (0.01)   $      (0.07)
  Diluted                                                          $       (0.06)  $     (0.01)   $      (0.07)
================================================================================= =============================

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004

================================================================================= =============================
                                                                        AS
                                                                    PREVIOUSLY
                                                                      REPORTED       CHANGE       AS RESTATED
--------------------------------------------------------------------------------- -----------------------------
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                      $       155.6   $      (0.8)   $      154.8

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                               90.5           2.1            92.6
  Accretion                                                                  2.2            --             2.2
  Depreciation, depletion and amortization                                  32.4           6.3            38.7
                                                                  --------------- -----------------------------
                                                                            30.5          (9.2)           21.3
  Other operating costs                                                      1.8           0.1             1.9
  Exploration and business development                                       3.5            --             3.5
  General and administrative                                                 6.9            --             6.9
  Gain on disposal of assets                                                (0.4)           --            (0.4)
                                                                  --------------- -----------------------------
OPERATING EARNINGS (LOSS)                                                   18.7          (9.3)            9.4

  Other income, net                                                         (2.1)           --            (2.1)
                                                                  --------------- -----------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                                16.6          (9.3)            7.3

  Income and mining taxes recovery (expense)                                (3.2)          2.3            (0.9)
  Dividends on convertible preferred shares of subsidiary                   (0.2)           --            (0.2)
                                                                  --------------- -----------------------------
NET EARNINGS (LOSS)                                                $        13.2   $      (7.0)   $        6.2
                                                                  --------------- -----------------------------

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net earnings (loss)                                              $        13.2   $       7.0    $        6.2
                                                                  --------------- -----------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS            $        13.2   $      (7.0)   $        6.2
                                                                  =============== =============================

EARNINGS (LOSS) PER SHARE
  Basic                                                            $        0.04   $     (0.02)   $       0.02
  Diluted                                                          $        0.04   $     (0.02)   $       0.02
================================================================================= =============================

3. ACCOUNTING CHANGES

   (A) STOCK-BASED COMPENSATION

       In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

       Prior to January 1, 2004, as permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for its employee stock-based transactions.

       Effective January 1, 2004, the Company recorded an expense for employee stock-based compensation using the fair value based method prospectively for all awards granted or modified on or after January 1, 2002, in accordance with the transitional provisions of Section 3870. The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized over the stock option vesting period.

       The impact of the adoption of the fair value based method for all awards only impacted the Company's method of accounting for stock options. As a result, stock option compensation (pre-tax) of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening deficit as shown in the consolidated statements of common shareholders' equity and on adoption $0.2 million was recorded as an increase in the value of common shares on the exercise of options. Additionally, during the three months ended March 31, 2004 the Company recorded stock option expense of $0.3 million and recorded restricted stock unit expense of $0.2 million.

       Had the Company adopted the fair value based method of accounting for all stock-based awards, reported net loss and loss per common share would have been adjusted to the pro forma amounts indicated in the table below:

------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                      ENDED
                                                                    MARCH 31,
                                                                      2003
------------------------------------------------------------------------------

Net loss attributable to common shareholders                         $ (17.1)
  Stock-based compensation expense - pro forma                          (0.1)
------------------------------------------------------------------------------
Net loss - pro forma                                                 $ (17.2)
==============================================================================

Loss per common share
  Basic and diluted - reported                                       $ (0.07)
  Basic and diluted - pro forma                                      $ (0.07)
==============================================================================

       The following weighted average assumptions were used in computing the fair value of stock options for the following periods:

---------------------------------------------------------------------------
                                                  THREE MONTHS ENDED
                                                        MARCH 31,
                                                   2004            2003
---------------------------------------------------------------------------

BLACK-SCHOLES WEIGHTED-AVERAGE ASSUMPTIONS
Expected dividend yield                              0.00%           0.00%
Expected volatility                                 40.37%          70.37%
Risk-free interest rate                              2.04%           2.90%
Expected option life in years                          3.5             5.0

WEIGHTED AVERAGE STOCK OPTION FAIR VALUE
    PER OPTION GRANTED                              $ 2.86          $ 6.25
---------------------------------------------------------------------------

   (B) ASSET RETIREMENT OBLIGATIONS

       The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") to be applied to fiscal years commencing on or after January 1, 2004. Section 3110 requires a liability to be initially recognized for the estimated fair value of the obligation when it is incurred. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and depreciated over the remaining life of the underlying asset and the associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to net earnings (loss). When the obligation is settled, any difference between the final cost and the recorded liability is recognized as income or loss on settlement.

       The Company's mining and exploration activities are subject to various laws and regulations for federal, provincial and various international jurisdictions governing the protection of the environment. These laws and regulations are continually changing. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Prior to the issue of
       Section 3110 the Company accrued for estimated site restoration and closure obligations over the producing life of a mine with an annual charge to earnings based primarily on legal, regulatory requirements and company policy.

       Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively. The financial statements and accompanying notes have been restated to reflect the adoption of Section 3110. The adoption of Section 3110 resulted in an increase in net loss for the period of $0.8 million (pre-tax) for the period ended March 31, 2003 as a result of adjustments required to the site restoration cost obligation. Net loss for the year ended December 31, 2003 decreased by $3.1 million, while the net loss for the year ended December 31, 2002 decreased by $8.1 million. During the three months ended March 31, 2004, the Company recorded depreciation expense of $3.2 million (pre-tax) and accretion expense of $2.2 million (pre-tax). During 2003, the Company increased property, plant and equipment by $45.4 million. Long-lived assets, net of accumulated depreciation, were $35.0 million and $38.2 million as at March 31, 2004 and December 31, 2003, respectively. The site restoration cost obligation (asset retirement obligation liability) as at December 31, 2003 of $119.7 million was also increased by $10.6 million to $130.3 million to reflect the adoption of Section 3110. The site restoration cost accrual as at March 31, 2004 was $129.5 million. The undiscounted amount of estimated cash flows to settle the site restoration cost accruals was approximately $145 million. The expected timing of expenditures ranges from 2004 to 2025. The credit adjusted risk free rate used in estimating the site restoration cost obligation was 7%.

------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31,
                                                                      2003
------------------------------------------------------------------------------
Net loss attributable to common shareholders
  As previously reported                                            $ (16.3)
  Impact of adoption of Section 3110                                   (0.8)
------------------------------------------------------------------------------
  As currently reported                                             $ (17.1)
==============================================================================

Loss per common share
Basic and diluted
  As previously reported                                            $ (0.06)
  Impact of adoption of Section 3110                                  (0.01)
------------------------------------------------------------------------------
  As currently reported                                             $ (0.07)
==============================================================================

       The following table provides a reconciliation of the site restoration cost obligation for the following periods:

--------------------------------------------------------------------------------
                                                     MARCH 31,      DECEMBER 31,
                                                       2004            2003
--------------------------------------------------------------------------------

Balance at the beginning of the period              $  130.3      $   69.5
  Additions resulting from acquisitions (a)              --           65.6
  Liabilities settled                                   (1.7)        (19.3)
  Accretion expense                                      2.2           9.0
  Foreign exchange                                      (0.1)          2.3
  Asset retirment cost                                   --            3.2
  Other                                                 (1.2)          --
-------------------------------------------------------------------------------
Balance at the end of the period                    $  129.5      $  130.3
===============================================================================

(a) Reflects the acquisitions of TVX and Echo Bay as well as the increase in ownership of Kubaka.

   (C) FLOW THROUGH SHARES

       On March 19, 2004, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants ("CICA") issued EIC 146, "Flow through shares" ("EIC 146"). EIC 146 requires the recognition of a future tax liability and a reduction to shareholders equity on the date that the company renounces the tax credits associated with tax expenditures provided there is reasonable assurance that the expenditures will be made. This EIC was applicable on a prospective basis for all transactions initiated after March 19, 2004. The Company has adopted EIC 146 on a prospective basis.

4. FINANCIAL INSTRUMENTS

   The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

   Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are deferred and recorded in earnings when the underlying hedged transaction is recognized. Gains and losses on the early settlement of gold hedging contracts are recorded as deferred revenue or deferred losses on the balance sheet and included in earnings over the original delivery schedule of the hedged production. Realized and unrealized gains or losses on derivative contracts that do not qualify for hedge accounting are recognized in income in the period incurred.

   The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2004 are as follows:

------------------------------------------------------------------------------------------------------------------------------
           EXPECTED YEAR   SPOT DEFERRED     AVERAGE     CALL OPTIONS     AVERAGE         PUT OPTIONS         AVERAGE
           OF DELIVERY     OUNCES HEDGED      PRICE      SOLD (OUNCES)    STRIKE PRICE    BOUGHT (OUNCES)     STRIKE PRICE
------------------------------------------------------------------------------------------------------------------------------
2004                             107,500    $    280           50,000     $    340               112,500        $    250
2005                              37,500    $    296              --           --                150,000        $    250
2006                                --           --               --           --                150,000        $    250
------------------------------------------------------------------------------------------------------------------------------
                                 145,000    $    284           50,000     $    340               412,500        $    250
==============================================================================================================================

     At December 31, 2003, the Company had spot deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million, however this loss was not recognized on the consolidated financial statements. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts. During the first quarter of 2004, the Company delivered 30,000 ounces into contracts outstanding at December 31, 2003 at an average price of $269 per ounce leaving 145,000 ounces outstanding at March 31, 2004. The fair value of the gold forward sales and spot deferred forward sales contract, as at March 31, 2004, was $20.5 million, based on a gold price of $424 per ounce. Subsequent to the end of the quarter, the Company delivered a further 20,000 ounces and financially closed out another 90,000 ounces at a cost of $9.6 million. For accounting purposes the portion of the unrealized loss, as determined on December 31, 2003, will remain deferred on the balance sheet and will be recognized into earnings in accordance with the original maturity dates of the contracts, as follows:

--------------------------------------------------------------------------------
QUARTERLY RECOGNITION OF DEFERRED LOSSES                  OUNCES   ($ MILLIONS)
--------------------------------------------------------------------------------

Q3 2004                                                    30,000       4.4
Q4 2004                                                    22,500       3.0
Q1 2005                                                    12,500       1.6
Q2 2005                                                    25,000       3.1
-----------------------------------------------------------------------------

                                                           90,000   $  12.1
==============================================================================

   The remaining 35,000 ounces will be delivered in the second quarter of 2004.

   Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In addition, the Company did not seek hedge accounting for its silver spot deferred contracts or gold put options and Canadian dollar forward contracts acquired in the business combination with TVX Gold Inc. and Echo Bay Mines Ltd. Changes in the fair value of financial instruments are recognized currently in earnings. The mark-to-market adjustment increased the liability on the Company's call options sold, silver spot deferred contracts and gold put options by $0.8 million for the three months ended March 31, 2004 and decreased the liability by $2.1 million for the three months ended March 31, 2003.

   At March 31, 2004, the Company's consolidated foreign currency program consists of:

-----------------------------------------------------------------------------------------------------------------------------------
                                  MATURITY PERIOD                 AVERAGE PRICE                                       UNREALIZED
                                  (TO THE YEAR)        QUANTITY    (C$/USD)       FAIR VALUE      DEFERRED GAIN    LOSS RECOGNIZED
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 (millions of USD)              (millions of USD)
Fixed forward contracts (CDN$)         2004         $      5.0         1.4167     $  0.4              $   0.5           $ (0.1)
                                       2005               10.0         1.4322        0.8                  0.9             (0.1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    $     15.0         1.4270     $  1.2               $  1.4           $ (0.2)
===================================================================================================================================

   The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003 the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN $28.4 million at an average exchange rate of 1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During the three months ended March 31, 2004, the Company recognized into earnings $0.4 million of the deferred gain. The remaining deferred gain will be recognized into earnings during the second quarter of 2004 ($0.5 million) and during the first half of 2005 ($0.9 million). Gains from the strengthening of the Canadian dollar against the U.S. dollar since January 1, 2004 have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses in the period incurred.

5. INVENTORIES

   The following table details the composition of inventories as at:

                                               MARCH 31,     DECEMBER 31,
                                                 2004           2003
-----------------------------------------------------------------------------

In-process                                     $   15.9    $   15.5
Finished metal                                     21.0        15.4
Ore in stockpiles                                  14.7        15.3
Ore on leach pads                                  13.2         8.3
Materials and supplies                             75.4        62.5
-----------------------------------------------------------------------------

                                                  140.2       117.0
Long-term portion of ore in stockpiles (a)         (7.8)       (7.8)
-----------------------------------------------------------------------------
                                               $  132.4    $  109.2
=============================================================================

   (a) Long-term portion of ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in Deferred charges and other long-term assets on the consolidated balance sheets.

   The most significant amounts of ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain, La Coipa and the Porcupine Joint Venture.

   Ore on leach pads relates entirely to the Company's 50% owned Round Mountain mine.

   Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2008. The Company expects that all economic ounces will be recovered within approximately twelve months following the date the last tonne of ore is placed on the leach pad.

6. GOODWILL

   The goodwill allocated to the Company's reporting units included in the respective operating segment assets is shown in the table below:

-------------------------------------------------------------------------------------------------------------------------------
                                          2003                                                          2004
-------------------------------------------------------------------------------------------------------------------------------
                         Dec 31, 2002  Additions (a)  Impairment   Dec 31, 2003     Additions       Impairment   Mar 31, 2004
-------------------------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                   $ --       $   --         $   --        $   --          $   --           $    --        $    --
  Kubaka                        --           --             --            --              --                --             --
  Round Mountain                --          173.7          (87.2)         86.5            --                --            86.5
  La Coipa                      --          137.3          (65.9)         71.4            --                --            71.4
  Crixas                        --           80.5          (42.5)         38.0            --                --            38.0
  Paracatu                      --          164.9          (99.4)         65.5            --                --            65.5
  Musselwhite                   --           84.9          (53.9)         31.0            --                --            31.0
  Porcupine Joint Venture       --           --             --            --              --                --             --
  Other operations              --           95.4          (45.5)         49.9            --                --            49.9
CORPORATE AND OTHER             --           --             --            --              --                --             --
-------------------------------------------------------------------------------------------------------------------------------

                              $ --       $  736.7       $ (394.4)     $  342.3         $   --           $    --       $  342.3
===============================================================================================================================

(a) Resulting from the acquisitions of TVX and Echo Bay.

   During the three months ended March 31, 2004, no goodwill impairment charges were recorded.

7. LONG-TERM INVESTMENTS

   On February 10, 2004, the Company entered into a transaction with Wolfden Resources Inc. to sell its interests in the Ulu gold property in exchange for
   2.0 million common shares of Wolfden Resources Inc. valued at $7.7 million and 1.0 million common share warrants each to acquire one common share at an exercise price of $5.80 valued at $1.1 million exercisable for 18 months from the transaction date. In addition, the Company also received $2.0 million in cash consideration. There was no gain or loss on sale as result of this transaction.

   On January 8, 2004, the Company purchased an approximate 10.2% interest in Anatolia Minerals Development Limited. As a result, the Company received 4.0 million common shares of Anatolia Minerals Development Limited valued at $5.4 million.

8. OTHER INCOME - NET

-----------------------------------------------------------
                                        THREE MONTHS ENDED
                                             MARCH 31,
                                        -------------------
                                          2004      2003
-----------------------------------------------------------

Interest income and other               $  1.8      $  1.0
Interest expense                          (0.6)       (1.1)
Foreign exchange losses                   (2.5)       (0.7)
Non-hedge derivative gains (losses)       (0.8)        2.1
-----------------------------------------------------------
                                        $ (2.1)     $  1.3
===========================================================

9. SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by two corporate offices, one in Canada and the other in the United States. The Company's major product is gold. Segments are operations reviewed by the Chief Operating Decision Maker (Chief Executive Officer). Reportable segments are identified based on quantitative thresholds, which are those operations whose revenues, earnings (loss) or assets are greater than 10% of the total consolidated revenues, earnings (loss) or assets of all the reportable segments. In addition, the Company considers qualitative factors, such as which operations are considered to be significant by the Chief Operating Decision Maker. Less significant properties that are either producing or in development prior to commercial production are classified as other operations. Operations under care and maintenance or shutdown (properties in the reclamation phase), less significant non-mining operations and other operations not meeting these thresholds are included in corporate and other.

The following tables set forth information by segment for the following periods:

                                                                                                                            SEGMENT
                                                     MINING     COST OF                                                     EARNINGS
                                                     REVENUE   SALES (B)   ACCRETION    DD&A (c)    EXPLORATION  OTHER (D)   (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
For the three months ended March 31, 2004 (a):
OPERATING SEGMENTS
  Fort Knox                                         $   35.8    $  22.7     $   0.3     $   7.1     $   --      $   --      $   5.7
  Kubaka (e)                                            12.0        7.7         0.1         1.7        0.1          0.2         2.2
  Round Mountain                                        36.8       17.6         0.5        10.5        0.1         (0.1)        8.2
  La Coipa                                              15.8        8.3         0.1         5.0        --           --          2.4
  Crixas                                                 9.5        3.0          --         3.0        0.1          --          3.4
  Paracatu                                               9.5        4.5         0.1         2.4        --           --          2.5
  Musselwhite                                            8.0        5.6          --         2.9        0.6          --         (1.1)
  Porcupine Joint Venture                               20.4       12.6         0.2         5.4        0.8          --          1.4
  Other operations                                      11.1        9.9         0.5         1.1        0.2          1.6        (2.2)
CORPORATE AND OTHER (f)                                 (4.1)       0.7         0.4        (0.4)       1.6          6.7       (13.1)
------------------------------------------------------------------------------------------------------------------------------------
                                                    $  154.8    $  92.6     $   2.2     $  38.7     $  3.5      $   8.4     $   9.4
===================================================================================================================================

                                                                                                                            SEGMENT
                                                     MINING    OPERATING                                                    EARNINGS
                                                     REVENUE   COSTS (B)   ACCRETION    DD&A (c)    EXPLORATION  OTHER (D)   (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
For the three months ended March 31, 2003 (a):
OPERATING SEGMENTS
  Fort Knox                                         $   33.2    $  23.7     $   0.3     $  10.0     $  0.4      $    --     $  (1.2)
  Kubaka (e)                                            11.5        5.4        (0.1)        3.1        0.2          0.2         2.7
  Round Mountain                                        21.3       13.8         0.3         7.6        0.2           --        (0.6)
  La Coipa                                              10.6        8.3         0.1         2.6        0.1           --        (0.5)
  Crixas                                                 5.6        2.5          --         2.3        0.1           --         0.7
  Paracatu                                               5.8        3.6         0.1         1.7         --           --         0.4
  Musselwhite                                            2.9        2.8          --         1.7        0.4           --        (2.0)
  Porcupine Joint Venture                               18.2       13.6         0.1         4.6        0.3           --        (0.4)
  Other operations                                       9.9       11.2         0.3         0.6        3.4           --        (5.6)
CORPORATE AND OTHER (f)                                 (2.0)       0.4         0.7        (1.7)       1.1          5.7        (8.2)
------------------------------------------------------------------------------------------------------------------------------------
                                                    $  117.0    $  85.3     $   1.8     $  32.5     $  6.2      $   5.9     $ (14.7)
===================================================================================================================================

(a) See Note 2.

(b) Cost of sales excludes accretion, depreciation, depletion and amortization.

(c) Other includes other operating costs, general and administrative expenses and (gain) loss on disposal of assets.

(d) Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

(e) Segment information for the three months ended March 31, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

(f) Includes corporate, shutdown operations and other non-core operations.

The following table details the segment assets and capital expenditures for the following periods:

------------------------------------------------------------------------------------
                                   SEGMENT ASSETS               CAPITAL EXPENDITURE
                              -------------------------        ---------------------
                                   As at        As at           THREE MONTHS ENDED
                                 MARCH 31,   DECEMBER 31,            MARCH 31
                                   2004         2003             2004        2003
------------------------------------------------------------------------------------
Operating segments (a)
  Fort Knox                   $    261.0     $    261.2        $   7.2      $   9.2
  Kubaka (b)                        64.1           73.3            4.5          0.1
  Round Mountain                   224.3          233.1            1.8          0.2
  La Coipa                         172.1          175.9            0.3           --
  Crixas                           111.7          110.2            0.7          0.1
  Paracatu                         273.7          275.0            0.7          0.4
  Musselwhite                      134.1          138.9            0.4          0.2
  Porcupine Joint Venture           79.5           83.6            2.3          1.4
  Other operations                 123.0          117.9            1.7          1.1
  CORPORATE AND OTHER (c)          312.4          325.4            0.2          0.1
-----------------------------------------------------------------------------------
                              $  1,755.9     $  1,794.5        $  19.8      $  12.8
====================================================================================

(a) See Note 2.

(b) Segment information for the three months ended March 31, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

(c) Includes Corporate, shutdown operations and other non-core operations.

----------------------------------------------------------------------------------------------------------------------
                                                          MINING REVENUES                 PROPERTY, PLANT & EQUIPMENT
                                                       -----------------------            ----------------------------
                                                         THREE MONTHS ENDED                  AS AT          AS AT
                                                               MARCH 31,                   MARCH 31,     DECEMBER 31,
                                                         2004            2003                 2004           2003
----------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC INFORMATION (a):
United States                                          $  79.6         $  54.5              $ 372.4       $   381.9
Canada                                                    27.5            29.0                213.4           218.0
Russia (b)                                                12.0            11.5                 13.0            10.3
Chile                                                     16.7            10.6                 87.7            91.9
Brazil                                                    19.0            11.4                299.3           303.1
Other                                                       --              --                  5.2             5.2
----------------------------------------------------------------------------------------------------------------------
                                                       $ 154.8         $ 117.0              $ 991.0       $ 1,010.4
======================================================================================================================

(a) See Note 2.

(b) Segment information for the three months ended March 31, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended March 31, 2004 sales to three customers totaled $53.4 million, $30.9 million and $24.1 million, respectively. For the three months ended March 31, 2003 sales to five customers totaled $10.2 million, $20.2 million $28.4 million, $22.2 million and $12.1 million, respectively.

10. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following periods.

---------------------------------------------------------------------------------------------
                                                                       THREE MONTHS ENDED
                                                                   --------------------------
                                                                     MARCH 31,     MARCH 31,
(Number of common shares in millions)                                  2004          2003 (a)
---------------------------------------------------------------------------------------------
Basic weighted average shares outstanding:                            345,780        253,096

Weighted average shares dilution adjustments:
  Dilutive stock options (b)                                              352             --
  Restricted shares                                                       206             --
---------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                           346,338        253,096
=============================================================================================

Weighted average shares dilution adjustments - exclusions: (c)
  Dilutive stock options                                                   --          2,277
  Echo bay warrants (d)                                                    --          1,682
  Redeemable preferred shares                                           1,058          1,058
  Kinam preferred                                                         334            360
  Convertible debt                                                         --          4,994
=============================================================================================

(a) As a result of the net loss from operations for the three-month period ended March 31, 2003, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.
(b) Dilutive stock options were determined by using the Company's average share price for the period. For the three months ended March 31, 2004 and 2003, the average share price used were $7.14, and $6.89 per share, respectively.
(c) These adjustments were excluded, as they were anti-dilutive for the three months ended March 31, 2004 and 2003, respectively.
(d) Echo Bay warrants were exercised during the three months ended December 31, 2003 and are no longer outstanding.

11. LONG-TERM DEBT

During the three months ended March 31, 2004 the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

12. COMMITMENTS AND CONTINGENCIES

    GENERAL

    The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

    OTHER LEGAL MATTERS

    Derivative action

    In October 1996, a shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a Kinam Gold Inc. ("Kinam") formerly Amax Gold Inc., shareholder, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, Kinam's directors and Kinam as a nominal defendant. Kinam Gold Inc. is a 100% owned subsidiary of the Company. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with Kinam's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to Kinam and damages in an unspecified amount. Kinam subsequently filed a motion to dismiss the action with the court. On October 30, 2003, the Court of Chancery of Delaware granted Kinam's motion to dismiss the complaint. The plaintiff appealed this decision on November 30, 2003. The Company and Kinam believe that the complaint is without merit and will continue to defend the matter as required. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This derivative action relates to the Corporate and other segment (see Note 9).

    Class action

    The Company was named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. Defendants named in the complaint are the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam, and Robert M. Buchan, President and C.E.O. of the Company. The complaint is brought on behalf of two potential classes, those who tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by the Kinross Gold U.S.A. and those who did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conversion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) hereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. The plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. They also seek triple damages under Nevada statutes. The Company brought a motion for judgement on the pleadings with respect to the federal securities claims based on fraud. Discovery was stayed pending the resolution of this matter. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state a federal securities fraud claim. The plaintiffs were given an opportunity to amend the complaint to try and state a claim that would meet the pleading standards established by the Court but, if they are unable to do so, these claims will be dismissed. The plaintiffs have filed an amended complaint with the Court in an effort to eliminate the deficiencies in their original complaint. The Company believes the amended complaint is without merit and has filed a motion for judgement on the pleadings seeking dismissal of the securities fraud claims without prejudice. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 9).

    Settlement in Greece

    In January 2003, the Stratoni lead / zinc mine located in Greece, owned by TVX Hellas S.A. ("TVX Hellas"), a subsidiary of the Company, was shut down pending the receipt of new mining permits. Revised mining permits were issued on February 18, 2003. However, operations remained suspended throughout 2003 as the Company worked with the Greek government and potential investors to develop the appropriate exit strategy. On December 10, 2003, the Greek government unilaterally terminated the contract pursuant to which the Company's two subsidiaries, TVX and TVX Hellas, held title to the Hellenic gold mines, and invited them to enter into a settlement agreement. A settlement agreement was then executed on December 12, 2003, pursuant to which the Greek government agreed to pay 11 million Euros to TVX Hellas. The Company agreed to augment the 11 million Euros ($13.6 million), with an additional 11 million Euros, and to contribute all such amounts in full satisfaction of labour and trade liabilities of TVX Hellas. On January 30, 2004, the Company advanced TVX Hellas 11 million Euros ($13.6 million) and received a full release from all liabilities in connection with environmental remediation. TVX Hellas has settled all labour related claims and has filed for bankruptcy. Trade and other payables will be settled in the bankruptcy proceedings out of the remaining funds on hand in Greece.

    The Hellenic Gold Properties litigation

    The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998, relating to TVX's interest in the Hellenic Gold Mining assets in Greece owned by TVX Hellas. The Court rejected full ownership and monetary damage claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

    Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic gold mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic gold mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgement released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic gold mines upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic gold mines awarded to Alpha Group in the trial judgement. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.

    As a result of the settlement agreement the Company executed with the Greek Government with respect to TVX Hellas S.A., the Alpha group has threatened further litigation due to an alleged breach of the October 14, 1998 judgement in the action noted above between the Alpha Group and TVX relating to the Hellenic Gold mines. The Alpha Group has threatened to expand this claim to include a claim against the Company for breach of fiduciary duty. In addition, 1235866 has threatened further litigation for breach of fiduciary duty. The Company cannot reasonably predict the outcome of this litigation and the threatened litigation and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements.

    No pleadings have been exchanged with respect to these two threatened actions.

    Summa

    In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 9). The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgement was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate royalties in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three-member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that


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

    grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

    In March, 2004, Summa filed a complaint in the District Court of Nevada, The Howard Hughes Corporation v. Echo Bay Management Corporation, et al., Case No. A481813, against Echo Bay, the Subsidiaries, Kinross, Newmont Mining Corporation, and the officers and directors of the various corporate entities, alleging that the Subsidiaries have transferred substantially all of their assets to insiders and close third-parties, rendering them unable to respond to any judgment that Summa may obtain in the underlying litigation. The complaint alleges that the Echo Bay and TVX combination with Kinross and the acquisition of the closed McCoy/Cove mining operations by Newmont in exchange for assumption of the reclamation obligations was the culmination of a scheme to improperly strip the Subsidiaries of their assets. Kinross has not filed an answer to the complaint, and no discovery has taken place. Kinross believes this complaint to be without merit and anticipates vigorously defending the action.

    OTHER

    In November 2001, two former employees of Echo Bay brought a claim against Echo Bay pursuant to the Class Proceedings Act (British Columbia) as a result of the temporary suspension of operations at Echo Bay's Lupin mine in the spring of 1998 and the layoff of employees at that time. On August 12, 2002, the Supreme Court of British Columbia dismissed Echo Bay's application for a declaration that British Columbia did not have jurisdiction in connection with this claim or in the alternative, that the Court should decline jurisdiction. Echo Bay appealed this decision. On April 4, 2003, the appeal was heard by the Court of Appeals for British Columbia. On May 16, 2003, in a unanimous decision, the Court of Appeals allowed Kinross' appeal and service was set aside on the basis that British Columbia does not have jurisdiction in connection with this claim. In addition the court ordered the former employees to reimburse Echo Bay for costs associated with the appeal and the Supreme Court of British Columbia proceedings. On August 18, 2003, counsel for the former employees filed an application for leave to appeal to the Supreme Court of Canada. On March 4, 2004, the application for leave to appeal to the Supreme Court of Canada was dismissed with costs payable to Echo Bay.

    GENERAL

    The Company is also involved in legal proceedings and claims arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

    Total accrued liabilities in relation to legal contingencies as at March 31,
    2004  and  December   31,  2003  were  $1.7   million  and  $15.1   million,
    respectively.


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

    INCOME TAXES

    The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at March 31, 2004 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

    Russia

    In July, 2003, the Company received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which included penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company appealed this notice of reassessment and on January 27, 2004, the Magadan Arbitration court agreed with the Company on three of the four major reassessment items. The impact of this ruling reduced the liability to $3.9 million, which includes interest and penalties. However, on May 14, 2004 the Magadan Appeal Court overturned the Magadan Arbitration court's decision. The Company has launched an appeal with the Federal Cessation court. The Company believes that this reassessment will be resolved with no material adverse impact to the Company's financial position, results of operations or cash flows. This reassessment relates to the Kubaka business segment (see
    Note 9).

    Chile

    On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The assets of CMKG are included under the heading Corporate and other in the segmented information (see Note 9). The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. The Company appealed the reassessment and on January 12, 2004, the Chilean IRS upheld the tax auditors position. The Company plans to appeal the reassessment with the Chilean Tax Court. The Company believes this reassessment will be resolved with no material adverse impact on to the Company's financial position, results of operations or cash flows.

    Brazil

    The Company's 50% owned Brazilian mining company, Mineracao Serra Grande S.A. which owns the Crixas mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $9.5 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows. This reassessment relates to the Crixas business segment (see Note 9).

13. CROWN RESOURCES

    On October 8, 2003, Kinross Gold Corporation and Crown Resources Corporation ("Crown") announced that they have executed a Letter of Intent whereby Kinross Gold Corporation will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers by road from Kinross' Kettle River gold facility.

    On November 20, 2003, Kinross Gold Corporation executed a definitive agreement to acquire Crown. Each of the outstanding shares of common stock of Crown will be exchanged for 0.2911 shares of Kinross Gold Corporation common stock at closing and is subject to the approval of two-thirds of Crown's shareholders and customary closing conditions. Until the acquisition is completed, Crown is required to operate its business in the ordinary course, and is restricted from engaging in certain significant business and financing transactions, or changes in corporate structure. Prior to the completion of the acquisition, Crown would dividend to its shareholders its approximate 41% equity interest in Solitario Resources Corporation (TSX-SLR).

    The current plan, which contemplates the development of an underground mine rather than an open pit mine, positively addresses major environmental concerns identified during previous permitting efforts. Kinross is confident that by working in conjunction with Federal, State and local agencies as well as other stakeholders, the permitting process, initiated by Crown, will be successful in obtaining the necessary regulatory approvals to develop an underground mine in a timely manner. In conjunction with the permitting process, Kinross will review potential synergies between its Kettle River operation and the Buckhorn Mountain deposit.


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

    Either party may terminate the Merger Agreement if the transaction has not been consummated by September 30, 2004 subject to certain conditions. The Company expects the transaction to close by September 30, 2004.


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